Exhibit (a)(1)(A)

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of

TERREMARK WORLDWIDE, INC.

at

$19.00 NET PER SHARE

by

VERIZON HOLDINGS INC.

a wholly-owned subsidiary of

VERIZON COMMUNICATIONS INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MARCH 10, 2011, UNLESS THE OFFER IS EXTENDED.

Verizon Holdings Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Verizon Communications Inc., a Delaware corporation (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $.001 per share (the “Shares”), of Terremark Worldwide, Inc., a Delaware corporation (“Terremark”), at a purchase price of $19.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 27, 2011 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Terremark. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to certain conditions, Purchaser will be merged with and into Terremark (the “Merger”) with Terremark being the surviving corporation, wholly-owned by Parent. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares held (i) by Terremark as treasury stock, or by Parent or Purchaser, which Shares will be automatically cancelled and will cease to exist or (ii) by stockholders who exercise appraisal rights under Delaware law with respect to such Shares) will be automatically cancelled and converted in the Merger into the right to receive $19.00 or any greater per Share price paid in the Offer, without interest thereon and less any applicable withholding taxes. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as described below) and (ii) the expiration or termination of any waiting periods applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Minimum Condition requires that the number of Shares that has been validly tendered (other than Shares tendered by guaranteed delivery where actual delivery has not occurred) and not validly withdrawn prior to the expiration of the Offer when added to the number of Shares then owned by Parent and its affiliates represent more than 50% of the Shares then outstanding determined on a fully-diluted basis. The Offer also is subject to other conditions set forth in this Offer to Purchase. See Section 15 – “Certain Conditions of the Offer.”

The Terremark Board of Directors (the “Terremark Board”) has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the Offer and the Merger are advisable and fair to, and in the best interests of, the holders of Shares. The Terremark Board unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

A summary of the principal terms of the Offer appears on pages S-i through S-viii. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

February 10, 2011

IMPORTANT

If you wish to tender all or a portion of your Shares to Purchaser in the Offer, you should either (i) complete and sign the letter of transmittal (or a facsimile thereof) that accompanies this Offer to Purchase (the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

If you wish to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender your Shares by following the guaranteed delivery procedures described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance should be directed to the Information Agent (as defined herein) at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained at our expense from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other material related to the Offer may be found at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the United States Securities and Exchange Commission (which we refer to as the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

i

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety. Parent and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Terremark contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by Terremark or has been taken from or is based upon publicly available documents or records of Terremark on file with the United States Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information. Parent and Purchaser have no knowledge that would indicate that any statements contained herein relating to Terremark provided to Parent and Purchaser or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect.

Securities Sought	All of the outstanding shares of common stock, par value $.001 per share, of Terremark.

Price Offered Per Share	$19.00 in cash, without interest thereon and less any applicable withholding taxes.

Scheduled Expiration of Offer	12:00 midnight, New York City time, at the end of March 10, 2011, unless the Offer is otherwise extended. See Section 1 – “Terms of the Offer.”

Purchaser	Verizon Holdings Inc., a Delaware corporation and wholly-owned subsidiary of Verizon Communications Inc.

Who is offering to buy my securities?

We are Verizon Holdings Inc., a Delaware corporation, formed for the purpose of making this Offer. We are a wholly-owned subsidiary of Verizon Communications Inc., a Delaware corporation, or “Parent.” See the “Introduction” to this Offer to Purchase and Section 8 – “Certain Information Concerning Parent and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Parent” to refer to Verizon Communications Inc. alone, the term “Purchaser” to refer to Verizon Holdings Inc. alone and the terms “Terremark” or the “Company” to refer to Terremark.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding shares of common stock, par value $.001 per share, of Terremark on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal. In this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of Terremark common stock that are the subject of the Offer.

See the “Introduction” to this Offer to Purchase and Section 1 –“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because Parent, through Purchaser, wants to acquire control of, and the entire equity interest in, Terremark. If the Offer is completed, Purchaser intends to consummate the Merger (as described below) as promptly as practicable. Upon completion of the Merger (as described below), Terremark would cease to be a publicly traded company and would be a wholly-owned subsidiary of Parent.

S-i

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $19.00 per Share, in cash, without interest thereon and less any applicable withholding taxes. We refer to this amount as the “Offer Price.” If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, banker or other nominee, and your broker tenders your Shares on your behalf, your broker, banker or other nominee may charge you a fee for doing so. You should consult your broker, banker or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase.

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and Terremark have entered into an Agreement and Plan of Merger, dated as of January 27, 2011 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Terremark (the “Merger”).

See Section 11 – “The Merger Agreement; Other Agreements” and Section 15 – “Certain Conditions of the Offer.”

Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer?

Yes. We estimate that we will need approximately $1.5 billion to purchase all of the Shares pursuant to the Offer and to consummate the Merger (which estimate includes payment in respect of outstanding in-the-money options, restricted Shares and warrants and assumes the conversion of Terremark’s 6.625% senior convertible notes due 2013 into Shares prior to the Merger or the right to receive a cash payment after the consummation of the Merger) and to pay related fees and expenses. Parent will provide us with sufficient funds to purchase all Shares validly tendered in the Offer and to consummate the Merger, which is expected to follow the completion of the Offer in accordance with the terms and conditions of the Merger Agreement.

The Offer is not conditioned upon our ability to finance the purchase of Shares pursuant to the Offer. See Section 9 – “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our or Parent’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in the Merger.

See Section 9 – “Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until the Expiration Date to tender your Shares in the Offer. The term “Expiration Date” means 12:00 midnight, New York City time, at the end of March 10, 2011, unless we, in accordance with the Merger Agreement, extend the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires. In addition, if pursuant to the Merger

S-ii

Agreement we decide to provide a subsequent offering period for the Offer as described below, you will have an additional opportunity to tender your Shares. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so.

If you cannot deliver everything required to make a valid tender by the scheduled expiration of the Offer, you may still participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time.

See Section 1 – “Terms of the Offer” and Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms:

•

If at any scheduled expiration of the Offer any condition to the Offer provided for in the Merger Agreement (each an “Offer Condition”) is not then satisfied or, to the extent permitted by the Merger Agreement and applicable law, waived, we will extend the Offer on one (1) or more occasions in consecutive increments of at least five (5) business days but no more than ten (10) business days, each as determined by Parent, or for such longer period as Parent and Terremark may otherwise agree to permit such Offer Condition to be satisfied. In no event, however, are we obligated to extend the Offer past July 31, 2011 (the “Walk-Away Date”). In addition, if all of the Offer Conditions other than the Minimum Condition and those that by their nature are to be satisfied at the Expiration Date have been satisfied or, to the extent permitted by the Merger Agreement and applicable law, waived, we have the right, but not the obligation, to terminate the Offer ten (10) calendar days (but not earlier than April 27, 2011) after the date on which all of the Offer Conditions other than the Minimum Condition and those that by their nature are to be satisfied at the Expiration Date have been satisfied or, to the extent permitted by the Merger Agreement and applicable law, waived, and we or Terremark may elect to terminate the Merger Agreement. We will not be required to extend the Offer beyond the Walk-Away Date.

•

The Offer will be extended on one (1) or more occasions for the minimum period required by any rule, regulation, interpretation or position of the SEC or its staff or of NASDAQ Global Market (“Nasdaq”) that is applicable to the Offer; provided that we will not be required to extend the Offer beyond the Walk-Away Date.

If, after the Offer Closing (as described below), it is necessary to seek to obtain sufficient Shares so that we hold at least 90% of the Shares, we may, at our sole discretion, choose to provide for a subsequent offering period as contemplated by Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended, following the time for acceptance of the tendered Shares. A subsequent offering period is different from an extension of the Offer. During a subsequent offering period, you would not be able to withdraw any of the Shares that you had already tendered. You also would not be able to withdraw any of the Shares that you tender during the subsequent offering period.

See Section 1 – “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depositary for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

S-iii

If we elect to provide or extend any subsequent offering period, a public announcement of such determination will be made no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date or date of termination of any prior subsequent offering period.

See Section 1 – “Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•

The satisfaction of the Minimum Condition. The Minimum Condition requires that the number of Shares that has been validly tendered (other than Shares tendered by guaranteed delivery where actual delivery has not occurred) and not validly withdrawn prior to the Expiration Date when added to the number of Shares then owned by Parent and its affiliates represent more than 50% of the Shares then outstanding determined on a fully-diluted basis;

•

The satisfaction of the HSR Condition. The HSR Condition requires the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; and

•

No law, injunction, judgment or ruling being in effect that (i) restrains, enjoins, prevents or prohibits or makes illegal the acceptance for payment, payment for or purchase of some or all of the Shares by Purchaser or Parent pursuant to the Offer, or the consummation of the transactions contemplated by the Merger Agreement, (ii) imposes certain limitations or requirements on Parent, Purchaser or any of their affiliates with respect to their ownership of the Shares or ownership or operation of any material portion of the business or assets of Terremark and its subsidiaries (taken as a whole) or of Parent and its affiliates (taken as a whole), or (iii) imposes material damages on Parent, Terremark or any of their respective subsidiaries as a result of the transactions contemplated by the Merger Agreement.

The Offer also is subject to a number of other conditions set forth in this Offer to Purchase. We expressly reserve the right to waive any such conditions, but we cannot, without Terremark’s prior written consent, (i) decrease the price per Share payable in the Offer, (ii) change the form of consideration to be paid in the Offer, (iii) reduce the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions to the Offer in addition to the Offer Conditions, (v) amend, modify or waive the Minimum Condition, (vi) modify or amend any of the Offer Conditions in any manner adverse to the holders of Shares or (vii) extend the Expiration Date in a manner other than in accordance with the Merger Agreement.

See Section 15 – “Certain Conditions of the Offer.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, or (ii) follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase, not later than the Expiration Date. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

If you are unable to deliver everything that is required to tender your Shares to the Depositary by the Expiration Date, you may obtain a limited amount of additional time by having a broker, a bank or another

S-iv

fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary using the enclosed Notice of Guaranteed Delivery. To validly tender Shares in this manner, however, the Depositary must receive the missing items within the time period specified in the notice.

See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Date. In addition, if we have not accepted your Shares for payment by April 10, 2011, you may withdraw them at any time after that date until we accept your Shares for payment. This right to withdraw will not, however, apply to Shares tendered in any subsequent offering period, if one is provided.

See Section 4 – “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.

See Section 4 – “Withdrawal Rights.”

What does the Terremark Board of Directors think of the Offer?

The Terremark Board of Directors (the “Terremark Board”) has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the Offer and the Merger are advisable and fair to, and in the best interests of, the holders of Shares. The Terremark Board unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

A more complete description of the reasons for the Terremark Board’s approval of the Offer and the Merger is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to you.

If a majority of the Shares are tendered and accepted for payment, will Terremark continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger. Once the Merger takes place, Terremark no longer will be publicly owned.

See Section 13 – “Certain Effects of the Offer.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are satisfied, Purchaser will merge with and into Terremark and all of the then issued and outstanding Shares (other than Shares held (i) by Terremark as treasury stock, or by Parent or Purchaser, which Shares will be automatically cancelled and will cease to exist or (ii) by stockholders who exercise appraisal rights under Delaware law with respect to such Shares) will be automatically cancelled and converted in the Merger into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any applicable withholding taxes. If we accept and purchase Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of Terremark. Furthermore, if pursuant to the Offer or otherwise we own in excess of 90% of the outstanding Shares, we will effect the Merger without any further action by the stockholders of Terremark.

See Section 11 – “The Merger Agreement; Other Agreements.”

S-v

If the Merger is consummated, Terremark’s stockholders who do not tender their Shares in the Offer will, unless they validly exercise appraisal rights (as described below), receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer and the Merger are consummated, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you will be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer but will be available to you in the Merger if you do not tender Shares in the Offer. See Section 17 – “Appraisal Rights.” However, if the Offer is consummated but the Merger is not consummated, the number of Terremark’s stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described below, Terremark may cease making filings with the SEC or otherwise may not be required to comply with the rules relating to publicly held companies.

See the “Introduction” to this Offer to Purchase and Section 13 – “Certain Effects of the Offer.”

If you do not complete the Offer, will you nevertheless complete the Merger?

The Merger Agreement provides that, as soon as practicable after the date of the Merger Agreement (and in any event within fifteen (15) business days), Terremark will prepare and cause to be filed with the SEC in preliminary form a proxy statement on Schedule 14A relating to a special meeting of its stockholders for the purpose of voting upon the adoption of the Merger Agreement (together with any amendments thereof or supplements thereto, the “Proxy Statement”).

If at any scheduled Expiration Date occurring after the later of April 4, 2011 and the date on which the SEC has, orally or in writing, confirmed that it has no further comments on the Proxy Statement, including the first date following the tenth (10th) day following the filing of the preliminary Proxy Statement if the SEC has not informed Terremark that it intends to review the Proxy Statement, any Offer Condition has not yet been satisfied or, to the extent permitted by the Merger Agreement and applicable law, waived (other than Offer Conditions that by their nature are to be satisfied on the Expiration Date), then Purchaser may irrevocably and unconditionally terminate the Offer and concurrently therewith pursue the Merger in accordance with the terms of the Merger Agreement.

If we do not complete the Offer and the Merger Agreement is not terminated, Terremark has agreed to hold a meeting of its stockholders to consider and vote on the adoption of the Merger Agreement and will separately mail the Proxy Statement to holders of record of Shares as of the record date for the stockholder meeting. We are not asking you to take any action with respect to the Merger at this time.

What is the market value of my Shares as of a recent date?

On January 27, 2011, the last full day of trading before the public announcement of the terms of the Offer and the Merger, the reported closing sales price of the Shares on Nasdaq was $14.05 per Share. On February 9, 2011, the last full day of trading before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $18.93 per Share. The Offer Price represents a premium of 38.6% over Terremark’s volume weighted average share price for the twenty (20) trading days immediately preceding the public announcement of the Offer and the Merger and a premium of approximately 35% over the closing price on the last full day of trading before the public announcement of the Offer and the Merger.

We encourage you to obtain a recent market quotation for Shares in deciding whether to tender your Shares.

See Section 6 – “Price Range of Shares; Dividends.”

S-vi

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. Concurrently with the execution of the Merger Agreement, each of Cyrte Investments GP I B.V. in its capacity as general partner of CF I Invest C.V., VMware Bermuda Limited and Sun Equity Assets Limited entered into tender and support agreements with Parent and Purchaser (which we refer to collectively as the “Support Agreements”) pursuant to which such stockholders have agreed to (i) tender their Shares in the Offer upon the terms and subject to the conditions of the Support Agreements and (ii) vote their Shares in favor of the adoption of the Merger Agreement to approve the Merger (if necessary). The Shares subject to the Support Agreements comprise approximately 27.6% of the outstanding Shares. The Support Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement.

See Section 11 – “The Merger Agreement; Other Agreements.”

All of the directors and executive officers of Terremark have informed Terremark, strictly in their capacity as stockholders, that they intend to tender their Shares in the Offer, which Shares, according to Terremark, represent approximately 7% of the outstanding Shares. They are, however, under no contractual or other legal obligation to do so.

What is the “Top-Up Option” and when will it be exercised?

Under the Merger Agreement, if we do not acquire at least 90% of the outstanding Shares in the Offer after our acceptance of, and payment for Shares pursuant to the Offer, we have the option, subject to certain limitations, including the availability of authorized but unissued Shares, to purchase from Terremark up to a number of additional Shares equal to the number of Shares that, when added to the number of Shares owned by Parent and its subsidiaries at the time of exercise of the option constitutes one (1) Share more than 90% of the outstanding Shares after giving effect to the issuance of such Shares for a purchase price equal to the Offer Price, to enable us to effect a short-form merger. This right may be exercised by Purchaser, in whole and not in part, only once, at any time during the ten (10) business day period following the date of payment for Shares accepted for payment pursuant to and subject to the Offer Conditions (such payment for Shares accepted for payment pursuant to and subject to the Offer Conditions, the “Offer Closing”) (and if there shall have been commenced a subsequent offering period, after the expiration of such subsequent offering period). We refer to this option as the “Top-Up Option.” However, because Terremark has a limited number of Shares available for issuance under its certificate of incorporation, it is estimated that Purchaser would need to acquire in the Offer approximately 88% of the outstanding Shares in order to exercise the Top-Up Option. The aggregate purchase price payable for the Shares being purchased by Purchaser pursuant to the Top-Up Option will be payable by (i) cash in an amount equal to the aggregate par value of the Top-Up Option Shares and a promissory note having a principal amount equal to the balance of such purchase price or (ii) solely by a promissory note having a principal amount equal to such purchase price. The promissory note (A) shall be due on the first (1st) anniversary of the closing of the Top-Up Option, (B) shall bear simple interest of 5% per annum, (C) shall be full recourse to Parent and Purchaser, (D) may be prepaid, in whole or in part, at any time without premium or penalty and (E) shall have no other material terms. Furthermore, under the Merger Agreement, notwithstanding the foregoing, Purchaser may elect to pay for all or a portion of the aggregate purchase price payable for the Shares issued in connection with the Top-Up Option in cash and in connection therewith, Terremark will apply such cash proceeds (without the deduction of any other fee or expense) toward an optional redemption of the 12% Senior Secured Notes due 2017 of Terremark in the manner directed by Parent.

Terremark has also agreed to issue Shares to us in certain other circumstances after the Offer Closing. See Section 12 – “Purpose of the Offer; Plans for Terremark.”

S-vii

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, stockholders will be entitled to appraisal rights in connection with the Merger if they do not tender Shares in the Offer and do not vote in favor of the Merger, subject to and in accordance with Delaware law. Stockholders must properly perfect their right to seek appraisal under Delaware law in connection with the Merger in order to exercise appraisal rights.

See Section 17 – “Appraisal Rights.”

What will happen to my employee stock options in the Offer?

The Offer is made only for Shares and is not made for any employee stock options to purchase Shares that were granted under any Terremark stock plan (“Options”). Pursuant to the Merger Agreement, immediately prior to the effective time of the Merger (the “Effective Time”), each Option (vested or unvested) having an exercise price per Share that is less than the Offer Price will be deemed exercised and, at the Effective Time, will be terminated and converted into the right to receive an amount, without interest thereon and less any applicable withholding taxes, equal to the product of the total number of Shares deemed to be issued upon the deemed exercise of such Option and the excess of the Offer Price over the exercise price per Share previously subject to the Option.

See Section 11 – “The Merger Agreement; Other Agreements – Terremark Stock Options.”

What will happen to my restricted stock in the Offer?

Pursuant to the Merger Agreement, (i) immediately prior the Effective Time, the vesting of all restricted Shares that are then unvested and awarded will be fully accelerated and (ii) at the Effective Time each then outstanding restricted Share will be automatically converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes.

What will happen to my warrants in the Offer?

The Offer is made only for Shares and is not made for any warrants to purchase Shares. Pursuant to the Merger Agreement, each warrant to purchase Shares that is issued, unexpired and unexercised immediately prior to the Effective Time and not terminated pursuant to its terms in connection with the Merger (the “Warrants”), will entitle the holder to receive a payment in cash (without interest thereon and less any applicable withholding taxes), of an amount equal to the product of the total number of Shares previously subject to such Warrant and the excess, if any, of the Offer Price over the exercise price per Share previously subject to such Warrant.

See Section 11 – “The Merger Agreement; Other Agreements – Terremark Warrants.”

What are the material United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. In general, for U.S. federal income tax purposes, you will recognize capital gain or loss in an amount equal to the difference between the amount of cash you receive and your adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. This capital gain or loss will be long-term capital gain or loss if you have held the Shares for more than one (1) year as of the date of your sale or exchange of the Shares pursuant to the Offer or the Merger. Special rules will apply to you if you are not a U.S. person for U.S. federal income tax purposes.

See Section 5 – “Certain United States Federal Income Tax Consequences” for a more detailed discussion of the tax treatment of the Offer.

We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call Georgeson Inc. at (800) 903-2897 (Toll Free). Georgeson Inc. is acting as the information agent (the “Information Agent”). See the back cover of this Offer to Purchase for additional contact information.

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To the Holders of Shares of

Common Stock of Terremark:

INTRODUCTION

We, Verizon Holdings Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Verizon Communications Inc., a Delaware corporation (“Parent”), are offering to purchase all of the outstanding shares of common stock, par value $.001 per share (the “Shares”), of Terremark Worldwide, Inc., a Delaware corporation (“Terremark” or the “Company”), at a purchase price of $19.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 27, 2011 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Terremark. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to certain conditions, Purchaser will be merged with and into Terremark (the “Merger”) with Terremark being the surviving corporation, wholly-owned by Parent. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares held (i) by Terremark as treasury stock, or by Parent or Purchaser, which Shares will be automatically cancelled and will cease to exist or (ii) by stockholders who exercise appraisal rights under Delaware law with respect to such Shares) will be automatically cancelled and converted in the Merger into the right to receive $19.00 or any greater per Share price paid in the Offer, without interest thereon and less any applicable withholding taxes. The Merger Agreement is more fully described in Section 11 – “The Merger Agreement; Other Agreements” which also contains a discussion of the treatment of stock options, warrants and restricted stock.

Terremark represented to Parent and Purchaser in the Merger Agreement that, as of January 26, 2011, there were (i) 67,402,815 Shares issued and outstanding, (ii) 2,030,268 Shares reserved and available for issuance upon, or otherwise deliverable in connection with, the exercise of outstanding options, (iii) 3,168,437 unvested restricted Shares, (iv) 2,014,750 Shares reserved and available for issuance upon, or otherwise deliverable in connection with, the exercise of outstanding warrants and (v) 9,660,534 Shares reserved and available for issuance upon, or otherwise deliverable in connection with, the conversion of the 6.625% senior convertible notes due 2013 (the “Convertible Notes”) of Terremark.

Tendering stockholders who are record owners of their Shares and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Terremark Board of Directors (the “Terremark Board”) has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the Offer and the Merger are advisable and fair to, and in the best interests of, the holders of Shares. The Terremark Board unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

A more complete description of the Terremark Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in Terremark’s Solicitation/Recommendation Statement on Schedule 14D-9 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that is being furnished to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under the sub-heading “Background of the Offer and Merger; Reasons for Recommendation of the Board of Directors.”

The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as described below) and (ii) the expiration or termination of all waiting periods applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (the “HSR Condition”). The Minimum Condition requires that the number of Shares that has been validly tendered (other than Shares tendered by guaranteed delivery where actual delivery has not occurred) and not validly withdrawn prior to the Expiration Date when added to the number of Shares then owned by Parent and its affiliates represent more than 50% of the Shares then outstanding determined on a fully-diluted basis. The term “Expiration Date” means 12:00 midnight, New York City time, at the end of March 10, 2011, unless Parent and Purchaser, in accordance with the Merger Agreement, extend the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires. The Offer also is subject to other conditions set forth in this Offer to Purchase. See Section 15 – “Certain Conditions of the Offer.”

Terremark has advised Parent that Credit Suisse Securities (USA) LLC, Terremark’s financial advisor, rendered its opinion to the Terremark Board to the effect that, as of January 27, 2011 and based upon and subject to the factors and assumptions set forth therein, the Offer Price to be received by the holders of Shares in the Offer or the Merger was fair from a financial point of view to such stockholders. The full text of the written opinion of Credit Suisse Securities (USA) LLC, dated as of January 27, 2011, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached as Annex A to Terremark’s Solicitation/Recommendation Statement on Schedule 14D-9 to be filed with the United States Securities and Exchange Commission (the “SEC”) and which will be mailed to Terremark’s stockholders. Credit Suisse Securities (USA) LLC provided its opinion for the information and assistance of the Terremark Board in connection with its consideration of the Offer and the Merger. The opinion of Credit Suisse Securities (USA) LLC does not constitute a recommendation as to whether or not you should tender Shares in connection with the Offer or how you should vote with respect to the adoption of the Merger Agreement or any other matter.

Consummation of the Merger is conditioned upon, among other things, the adoption of the Merger Agreement by the requisite vote of stockholders of Terremark, if required by Delaware law. Under Delaware law, the affirmative vote of a majority of the outstanding Shares is the only vote of any class or series of Terremark’s capital stock that would be necessary to adopt the Merger Agreement at any required meeting of Terremark’s stockholders. If we accept and purchase Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of Terremark. In addition, Section 253 of the Delaware General Corporation Law (as amended, the “DGCL”) provides that if a corporation owns at least 90% of the outstanding shares of each class of stock of a subsidiary corporation entitled to vote on a merger, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the stockholders of such other corporation. Under the Merger Agreement, if, following the payment for Shares accepted for payment pursuant to and subject to the conditions to the Offer provided for in the Merger Agreement (each an “Offer Condition”) (such payment for Shares accepted for payment pursuant to and subject to the Offer Conditions, the “Offer Closing”), the expiration of any subsequent offering period and the exercise, if any, of the Top-Up Option (as defined below), Parent and its affiliates own at least 90% of the outstanding Shares, Parent and Terremark are required to take all necessary and appropriate action to cause the Effective Time to occur as soon as practicable after the Offer Closing, without a meeting of the holders of Shares, in accordance with Section 253.

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully in its entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Purchaser is offering to purchase all of the outstanding Shares of Terremark. Terremark represented to Parent and Purchaser in the Merger Agreement that, as of January 26, 2011, there were (i) 67,402,815 Shares issued and outstanding, (ii) 2,030,268 Shares reserved and available for issuance upon, or otherwise deliverable in connection with, the exercise of outstanding options, (iii) 3,168,437 unvested restricted Shares, (iv) 2,014,750 Shares reserved and available for issuance upon, or otherwise deliverable in connection with, the exercise of outstanding warrants and (v) 9,660,534 Shares reserved and available for issuance upon, or otherwise deliverable in connection with, the conversion of the Convertible Notes.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 - “Withdrawal Rights.”

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition, the HSR Condition and the other conditions described in Section 15 – “Certain Conditions of the Offer.”

The Merger Agreement provides that if at any scheduled expiration of the Offer any Offer Condition is not then satisfied or, to the extent permitted by the Merger Agreement and applicable law, waived, we will extend the Offer on one (1) or more occasions in consecutive increments of at least five (5) business days but no more than ten (10) business days, each as determined by Parent, or for such longer period as Parent and Terremark may otherwise agree to permit such Offer Condition to be satisfied. In no event, however, are we obligated to extend the Offer past July 31, 2011 (the “Walk-Away Date”). In addition, if all of the Offer Conditions other than the Minimum Condition and those that by their nature are to be satisfied at the Expiration Date have been satisfied or, to the extent permitted by the Merger Agreement and applicable law, waived, Purchaser has the right, but not the obligation, to terminate the Offer ten (10) calendar days (but not earlier than April 27, 2011) after the date on which all of the Offer Conditions other than the Minimum Condition and those that by their nature are to be satisfied at the Expiration Date have been satisfied or, to the extent permitted by the Merger Agreement and applicable law, waived, and we or Terremark may elect to terminate the Merger Agreement. We will not be required to extend the Offer beyond the Walk-Away Date. Under the Merger Agreement, the Offer will also be extended on one (1) or more occasions for the minimum period required by any rule, regulation, interpretation or position of the SEC or its staff or of NASDAQ Global Market (“Nasdaq”) applicable to the Offer; provided, however, that Purchaser will not be required to extend the Offer beyond the Walk-Away Date.

We have agreed in the Merger Agreement that, without the prior written consent of Terremark, we will not (i) decrease the price per Share payable in the Offer, (ii) change the form of consideration to be paid in the Offer, (iii) reduce the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions to the Offer in addition to the Offer Conditions, (v) amend, modify or waive the Minimum Condition, (vi) modify or amend any of the Offer Conditions in any manner adverse to the holders of Shares or (vii) extend the Expiration Date in a manner other than in accordance with the Merger Agreement.

If we extend the Offer, are delayed in our acceptance for payment of, or delayed in our payment (whether before or after our acceptance for payment of Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 – “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Except as set forth above, and subject to the applicable rules and regulations of the SEC, we expressly reserve the right to waive any Offer Condition (other than the Minimum Condition, which may not be waived without Terremark’s prior consent), to increase the Offer Price and/or modify the other terms of the Offer. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we currently intend to make announcements regarding the Offer by issuing a press release and making an appropriate filing with the SEC.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in the percentage of securities sought, a minimum ten (10) business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the conditions to the Offer have not been satisfied or upon the occurrence of any of the events set forth in Section 15 – “Certain Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer.

The Merger Agreement also provides that if, after the expiration of the Offer and acceptance of the Shares tendered in, and not withdrawn from, the Offer, all of the Offer Conditions have been satisfied (or, to the extent permitted by the Merger Agreement and applicable law, waived by Purchaser) but the number of Shares validly tendered and not withdrawn pursuant to the Offer, when taken together with Shares, if any, then owned by Parent and its subsidiaries, constitutes less than 90% of the Shares then outstanding, Purchaser may, without the consent of Terremark, provide a subsequent offering period. A subsequent offering period, if included, will be an additional period of not less than three (3) business days and up to twenty (20) business days beginning on the next business day following the Expiration Date in accordance with Rule 14d-11 promulgated under the Exchange Act, during which any remaining stockholders may tender, but not withdraw, their Shares and receive the Offer Price. If we include a subsequent offering period, we will immediately accept and promptly pay for all Shares that were validly tendered during the initial offering period. During a subsequent offering period, tendering stockholders will not have withdrawal rights, and we will immediately accept and promptly pay for any Shares tendered during the subsequent offering period.

We do not currently intend to provide a subsequent offering period for the Offer, although we reserve the right to do so. If we elect to provide or extend any subsequent offering period, a public announcement of such determination will be made no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date or date of termination of any prior subsequent offering period.

Under the Merger Agreement, if we do not acquire at least 90% of the outstanding Shares in the Offer after our acceptance of, and payment for Shares pursuant to the Offer, we have the option (the “Top-Up Option”), subject to certain limitations, including the availability of authorized but unissued Shares, to purchase from

Terremark up to a number of additional Shares equal to the number of Shares that, when added to the number of Shares owned by Parent and its subsidiaries at the time of exercise of the Top-Up Option constitutes one (1) Share more than 90% of the outstanding Shares after giving effect to the issuance of such Shares for a purchase price equal to the Offer Price, to enable us to effect a short-form merger. The Top-Up Option may be exercised by Purchaser, in whole and not in part, only once, at any time during the ten (10) business day period following the Offer Closing (and if there shall have been commenced a subsequent offering period, after the expiration of such subsequent offering period). However, because Terremark has a limited number of Shares available for issuance under its certificate of incorporation, it is estimated that Purchaser would need to acquire in the Offer approximately 88% of the outstanding Shares in order to exercise the Top-Up Option. The aggregate purchase price payable for the Shares being purchased by Purchaser pursuant to the Top-Up Option will be payable by (i) cash in an amount equal to the aggregate par value of the Top-Up Option Shares and a promissory note having a principal amount equal to the balance of such purchase price or (ii) solely by a promissory note having a principal amount equal to such purchase price. The promissory note (A) shall be due on the first (1st) anniversary of the closing of the Top-Up Option, (B) shall bear simple interest of 5% per annum, (C) shall be full recourse to Parent and Purchaser, (D) may be prepaid, in whole or in part, at any time without premium or penalty and (E) shall have no other material terms. Furthermore, under the Merger Agreement, notwithstanding the foregoing, Purchaser may elect to pay for all or a portion of the aggregate purchase price payable for the Shares issued in connection with the Top-Up Option in cash and in connection therewith, Terremark will apply such cash proceeds (without the deduction of any other fee or expense) toward an optional redemption of the 12% Senior Secured Notes due 2017 of Terremark (the “12% Notes”) in the manner directed by Parent.

Terremark has provided us with Terremark’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, and the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on Terremark’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Subject to the terms of the Offer and the Merger Agreement and the satisfaction or permitted waiver of all the Offer Conditions set forth in Section 15 – “Certain Conditions of the Offer,” we will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer promptly after the Expiration Date. If we commence a subsequent offering period in connection with the Offer, we will immediately accept for payment and promptly pay for all additional Shares as they are tendered during such subsequent offering period, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act. See Section 16 – “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of, or delayed in our payment (whether before or after our acceptance for payment of Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 – “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), as promptly as practicable following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received prior to the Expiration Date by the Depositary as provided below; and

•

the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three (3) trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination will be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Terremark’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of Terremark in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (currently at a rate of 28%). To avoid backup withholding, U.S. stockholders that do not otherwise establish an exemption should complete and return the Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a U.S. person, the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Certain stockholders (including corporations) generally are not subject to backup withholding. Foreign stockholders should submit a Form W-8BEN (or other applicable Form W-8) attesting to such stockholder’s exempt foreign status in order to qualify for an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder’s (as defined in Section 5 – “Certain United States Federal Income Tax Consequences”) U.S. federal income tax liability provided the required information is timely furnished to the IRS.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn after April 10, 2011, unless Purchaser has already accepted them for payment.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 – “Procedures for Accepting the Offer and Tendering Shares”), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owner and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

No withdrawal rights will apply to Shares tendered during a subsequent offering period, and no withdrawal rights apply during any subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 – “Terms of the Offer.”

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain United States Federal Income Tax Consequences.

The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to stockholders of Terremark whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The summary is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of Terremark. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. The summary applies only to stockholders of Terremark in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This summary does not address foreign, state or local tax consequences of the Offer or the Merger, nor does it purport to address the U.S. federal income tax consequences of the transactions to stockholders who will actually or constructively (under the rules of Section 318 of the Code) own any stock of Terremark following the Offer and the Merger or to special classes of taxpayers (e.g., small business investment companies, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, shareholders that are, or hold Shares through, partnerships or other pass-through entities for U.S. federal income tax purposes, U.S. persons whose functional currency is not the U.S. dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, and shareholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction or who received Shares under Terremark’s 2005 Executive Incentive Compensation Plan, Amended and Restated 2000 Stock Option Plan, 2000 Directors Stock Option Plan or 1996 Stock Option Plan or pursuant to the exercise of employee stock options or otherwise as compensation). In addition, this summary does not address U.S. federal taxes other than income taxes. For purposes of this summary, a “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the United States; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust if (i) a court within the United States is able to exercise primary supervision over its administration and (ii) one (1) or more U.S. persons has the authority to control all of the substantial decisions of the trust. For purposes of this summary, a “Non-U.S. Holder” is a beneficial owner of Shares that is neither a U.S. Holder nor a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes). If a partnership or other entity taxable as a partnership holds Shares, the tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Shares should consult their tax advisors.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and of changes in such laws.

U.S. Holders. The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a U.S. Holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received (determined before the deduction of any withholding tax) and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a U.S. Holder’s holding period for such Shares is more than one (1) year at the time of consummation of the Offer or the Merger, as the case may be. Capital gains recognized by a non-corporate U.S. Holder upon a disposition of a Share that has been held for more than one (1) year generally will be subject to a maximum United States federal income tax rate of 15%. In the case of a Share that has been held for one (1) year or less, such capital gains generally will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a U.S. Holder’s capital losses.

Non-U.S. Holders. Payments made to a Non-U.S. Holder with respect to the Shares that are exchanged for cash pursuant to the Offer or the Merger generally will not be subject to U.S. federal income or withholding tax, unless:

•	such Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are satisfied;

•

the gain with respect to the Shares is effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the United States (and, if an income tax treaty applies and so requires, is attributable to such stockholder’s permanent establishment in the United States); or

•

Terremark is or has been a United States real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five (5) year period ending on the date of disposition of the Shares or the period that such Non-U.S. Holder held such Shares. The determination of whether Terremark is a USRPHC depends on the fair market value of its United States real property interests relative to the fair market value of its other trade or business assets and its foreign real property interests.

If the first exception applies, a Non-U.S. Holder generally will be subject to tax at a rate of 30% (or lower applicable treaty rate) on the amount by which its U.S.-source gains from sales or exchanges of capital assets exceed its U.S.-source losses from such sales or exchanges during the taxable year of the sale or exchange of its Shares. If the second exception applies, a Non-U.S. Holder generally will be required to pay U.S. federal income tax on the net gain derived from the disposition in the same manner as U.S. Holders, as described above. In addition, if such Non-U.S. Holder is a corporation, it may be subject to a 30% branch profits tax (or lower applicable treaty rate) on its effectively connected earnings and profits attributable to such gain.

If the third exception applies, a Non-U.S. Holder might be subject to regular U.S. federal income tax with respect to its gain in the same manner as U.S. Holders, as described above, and payments to such stockholder pursuant to the Offer or the Merger may be subject to withholding at a 10% rate; however, Terremark does not believe that it is a USRPHC and we have received a certificate from Terremark certifying, in accordance with applicable Treasury Regulations, that Terremark is not, and has not been during the prior five (5) year period, a USRPHC. Therefore, we do not intend to withhold under those rules on payments to Non-U.S. Holders made pursuant to the Offer or the Merger.

Backup Withholding and Information Reporting. A stockholder whose Shares are purchased in the Offer or exchanged for cash pursuant to the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

6.	Price Range of Shares; Dividends.

The Shares currently trade on Nasdaq under the symbol “TMRK.” Terremark represented to Parent and Purchaser in the Merger Agreement that, as of January 26, 2011, there were (i) 67,402,815 Shares issued and outstanding, (ii) 2,030,268 Shares reserved and available for issuance upon, or otherwise deliverable in connection with, the exercise of outstanding options, (iii) 3,168,437 unvested restricted Shares, (iv) 2,014,750 Shares reserved and available for issuance upon, or otherwise deliverable in connection with, the exercise of outstanding warrants and (v) 9,660,534 Shares reserved and available for issuance upon, or otherwise deliverable in connection with, the conversion of the Convertible Notes.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the three (3) preceding fiscal years, as reported by Nasdaq based on published financial sources.

	High	Low
Year Ended March 31, 2009
First Quarter	$7.32	$5.27
Second Quarter	7.67	5.19
Third Quarter	6.92	2.56
Fourth Quarter	4.25	1.85

Year Ended March 31, 2010
First Quarter	$5.97	$2.51
Second Quarter	6.50	4.34
Third Quarter	7.25	5.70
Fourth Quarter	8.98	6.17

Year Ended March 31, 2011
First Quarter	$8.68	$6.74
Second Quarter	10.72	7.39
Third Quarter	13.61	9.30
Fourth Quarter (through February 9, 2011)	19.00	12.03

On January 27, 2011, the last full day of trading before the public announcement of the terms of the Offer and the Merger, the reported closing sales price of the Shares on Nasdaq was $14.05 per Share. On February 9, 2011, the last full day of trading before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $18.93 per Share. The Offer Price represents a premium of 38.6% over Terremark’s volume weighted average share price for the twenty (20) trading days immediately preceding the public announcement of the Offer and the Merger and a premium of approximately 35% over the closing price on the last full day of trading before the public announcement of the Offer and the Merger. Stockholders are urged to obtain a current market quotation for the Shares.

Terremark has not paid any cash dividends during the two preceding fiscal years. Under the terms of the Merger Agreement, Terremark is not permitted to declare or pay any dividends on Shares unless consented to in writing by Parent. Additionally, the indentures governing the Company’s 12% Notes and 9.5% Senior Secured Second Lien Notes due 2013 (the “9.5% Notes”) limit the ability of Terremark to pay cash dividends. Following consummation of the Merger, Parent reserves the right to change the Company’s dividend policy.

7.	Certain Information Concerning Terremark.

Except as specifically set forth herein, the information concerning Terremark contained in this Offer to Purchase has been taken from or is based upon information furnished by Terremark or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Terremark’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, we do not assume any responsibility for the accuracy or completeness of the information concerning Terremark, whether furnished by Terremark or contained in such documents and records, or for any failure by Terremark to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General. Terremark is a Delaware corporation with its principal executive offices located at 2 South Biscayne Blvd., Suite 2800, Miami, Florida, 33131. The telephone number for Terremark is (305) 961-3200. The following description of Terremark and its business has been taken from Terremark’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010 and is qualified in its entirety by reference to such Form 10-K. Terremark is a global provider of managed IT solutions with data centers in the United States, Europe and Latin America. Terremark provides (i) carrier neutral collocation services, which allow customers to deploy computing, network, storage and IT infrastructure in Terremark’s data centers, (ii) managed services, which include Terremark’s management of its clients’ IT infrastructure at its facilities and (iii) exchange point services, which allow customers to connect their networks and equipment with that of others, to approximately 1,300 customers worldwide across a broad range of sectors.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Terremark is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Terremark’s directors and officers, their remuneration, stock options granted to them, the principal holders of Terremark’s securities, any material interests of such persons in transactions with Terremark and other matters is required to be disclosed in proxy statements, the last one having been filed with the SEC on June 18, 2010 and distributed to Terremark’s stockholders. Such information also will be available in Terremark’s Solicitation/Recommendation Statement on Schedule 14D-9 and the Information Statement annexed thereto. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Terremark, that file electronically with the SEC.

Financial Projections. Terremark does not, as a matter of course, make public forecasts or projections beyond the current fiscal year due to the inherent unpredictability of the underlying assumptions and estimates. However, in connection with the Terremark Board’s review process, Terremark provided certain non-public projections (the “Projections”) to us, which Projections were based on Terremark’s estimate of its future financial performance as of the date they were provided.

Our offer to purchase the Shares at a price of $19.00 per Share, as described in Section 10 – “Background of the Offer; Past Contacts or Negotiations with Terremark”, was made based on public information only. After making the initial offer of $19.00 per Share, we requested the Projections and assessed the Projections with our advisors as part of our due diligence process prior to finalizing the Merger Agreement.

Set forth below are the material portions of the Projections provided to us. The inclusion of this information should not be regarded as an indication that Terremark’s management, the Terremark Board, or we considered, or now consider, this information to be a reliable prediction of actual future results, and such data should not be relied upon as such. Neither Parent, Purchaser, Terremark nor any of their respective affiliates or representatives has made or makes any representations to any person regarding the ultimate performance of Terremark compared to the information contained in the Projections, and none of them intends to provide any update or revision thereof.

The following table details Terremark the Projections for the calendar years ending December 31, 2011 through December 31, 2015:

	Year Ending December 31,
	2011P	2012P	2013P	2014P	2015P
	(Dollars in Millions)
Net Income (loss)	$(11)	$28	$72	$109	$141
EBITDA (adjusted earnings before interest, taxes, depreciation and amortization)	$125	$175	$224	$266	$304

The Projections above were prepared by and are the responsibility of Terremark’s management and were not prepared with a view towards public disclosure or compliance with generally accepted accounting principles or with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projected financial information. Terremark’s independent registered public accounting firm, KPMG LLP, has neither examined, compiled nor performed any procedures with respect to the Projections and, accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto. The KPMG LLP report included in the Company’s Annual Report on Form 10-K for the year ended March 31, 2010 does not extend to the Projections and should not be read to do so. The internal financial forecasts (upon which the Projections were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretation and periodic revision based on actual experience and business developments. The Projections also reflect numerous assumptions made by Terremark’s management with respect to industry performance, general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond management’s control. Accordingly, there is no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. In addition, the Projections do not consider the effect of the Offer and the Merger.

8.	Certain Information Concerning Parent and Purchaser.

Purchaser is a Delaware corporation and to date has engaged in no activities, and will engage in no activities, other than those incident to its formation and to the Offer and the Merger. Purchaser is a wholly-owned subsidiary of Parent. The office address of Purchaser is 140 West Street, New York, New York, 10007. The telephone number at such office is (212) 395-1000.

Parent is a Delaware corporation. The office address of the Parent is 140 West Street, New York, New York 10007. The telephone number at such office is (212) 395-1000.

Parent is one of the world’s leading providers of communications services. Parent has two (2) primary reportable segments: Domestic Wireless, which includes wireless voice and data services and equipment sales, which are provided to consumer, business and government customers across the U.S., and Wireline, which includes voice, Internet access, broadband video and data, next generation Internet protocol network services, network access, long distance and other services. Parent provides Wireline products and services to consumers in the U.S. as well as to carriers, businesses and government customers both in the U.S. and in 150 other countries around the world.

We refer to Purchaser and Parent and their respective subsidiaries and affiliates, collectively, as “Verizon.”

The name, citizenship, business address, present principal occupation or employment and five (5) year employment history of each of the directors and executive officers of Purchaser and Parent are listed in Schedule I to this Offer to Purchase.

During the last five (5) years, none of Verizon or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described above or in Schedule I hereto, (i) none of Verizon or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons or entities referred to Schedule 1 hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past sixty (60) days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Verizon or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Terremark, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Verizon or, to the best knowledge of Parent and Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with Terremark or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Terremark or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two (2) years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this offer to purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds.

Parent estimates that it will need approximately $1.5 billion to purchase all of the Shares pursuant to the Offer and to consummate the Merger (which estimate includes payment in respect of outstanding in-the-money options, restricted Shares, and warrants and assumes the conversion of the Convertible Notes into Shares prior to the Merger or the right to receive a cash payment after the consummation of the Merger) and to pay related fees and expenses. The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer.

Parent will provide Purchaser with sufficient funds to purchase all Shares validly tendered in the Offer and to consummate the Merger, which is expected to follow the completion of the Offer in accordance with the terms and conditions of the Merger Agreement. Parent expects to obtain the necessary funds through a variety of sources, including cash on hand, commercial paper or capital markets transactions or some combination of the foregoing.

10.	Background of the Offer; Past Contacts or Negotiations with Terremark.

Parent’s management team, under the direction of its Board of Directors, regularly evaluates a variety of strategic alternatives for Parent, including potential acquisitions and commercial transactions.

During the time period between September 2009 and December 2009, various members of Parent management and Terremark management met on multiple occasions to discuss potential commercial transactions. On November 13, 2009, Terremark and Parent signed a non-disclosure agreement in connection with the evaluation of potential commercial transactions.

Late in 2009 and during the first quarter of 2010, various Parent and Terremark executives discussed a range of alternatives, including a strategic equity investment in Terremark by Parent, a major lease of space in a Terremark facility by Parent and joint marketing of their services. During this period, Parent considered making a minority equity investment in Terremark, but ultimately Parent did not pursue such an investment.

In the second quarter of 2010, a subsidiary of Parent entered into a commercial agreement to lease 25,000 square feet of space in Terremark’s Miami, Florida and Culpeper, Virginia data center facilities. In the third quarter of 2010, subsidiaries of Parent and Terremark entered into an agreement providing for Parent’s marketing of vCloud Express services offered by Terremark.

In July 2010, Fran Shammo, then the President of the Verizon Telecom and Business division of Parent (“VZB”), and Kerry Bailey, a senior executive of VZB, had dinner with the Chairman of the Board and Chief Executive Officer of Terremark, Manuel Medina, to discuss Parent’s communications as a service offering for small and medium-sized businesses.

In late October 2010, Parent engaged Goldman Sachs & Co. (“Goldman”) as its financial advisor in connection with the evaluation of a potential acquisition of Terremark.

On October 26, 2010, John Diercksen, the Executive Vice President – Strategy, Development and Planning of Parent, met Mr. Medina in Miami, Florida. At this meeting, Mr. Diercksen indicated that Parent might be interested in acquiring Terremark at a premium in the range of 35% to 40% of Terremark’s trading price at that time. The trading price for Terremark’s common stock closed at $9.90 on October 25, the day prior to the meeting. Mr. Medina indicated that he would present Parent’s proposal to the Terremark Board, but noted that the Terremark Board would likely take the position that Terremark should be valued at a significantly higher price per Share because the then current trading price per Share did not reflect Terremark’s intrinsic value. Mr. Medina further indicated that he expected that the Terremark Board would not be interested in pursuing any transaction discussions with Parent at an indicative price range that was lower than the “high teens.” Mr. Medina called Mr. Diercksen the following week and confirmed his initial response.

In November 2010, Parent engaged Weil, Gotshal & Manges LLP (“Weil”) as its legal advisor in connection with various matters, including the evaluation of the potential acquisition of Terremark.

In December 2010, members of Parent management briefed the Parent Board of Directors on the potential acquisition of Terremark, and Parent’s management team advised the Parent Board of Directors that it intended to continue discussions with Terremark.

On December 13, 2010, Mr. Diercksen met Mr. Medina in Miami, Florida. At this meeting, Mr. Diercksen proposed that Parent would be willing to pay $19.00 per Share in cash for Terremark subject to Terremark agreeing to hold exclusive discussions with Parent until February 3, 2011, the successful completion of due diligence, the negotiation and execution of mutually acceptable definitive agreements and approval of both Parent’s Board of Directors and the Terremark Board.

On December 15, 2010, Terremark and Parent entered into a new confidentiality agreement relating to the potential acquisition of Terremark in which Terremark agreed to exclusivity until February 3, 2011. Shortly after the execution of the confidentiality agreement, Terremark opened an electronic data room to Parent and its advisors, and began the process of updating the data room with current information.

On December 21, 2010, representatives of Parent, Goldman and Weil met in Miami, Florida with Terremark senior management and Terremark’s financial and legal advisors, Credit Suisse Securities (USA) LLC and Greenberg Traurig P.A. (“Greenberg”), for a management presentation. Shortly after this meeting, representatives from Weil and Greenberg had a discussion regarding the structure of the proposed acquisition. During this discussion, Weil informed Greenberg of Parent’s desire to pursue a two-step transaction in which a tender offer would be followed by a merger and to enter into tender and support agreements with three Terremark stockholders, Cyrte Investments GP I B.V., Sun Equity Assets Limited and VMware Bermuda Limited. Furthermore, Weil and Greenberg discussed providing that the Merger Agreement would require Terremark to proceed on a parallel track by filing a proxy statement for a meeting of Terremark’s stockholders to approve a one-step merger to prevent delay to the transaction if a stockholder meeting was necessary to complete the acquisition.

From mid-December 2010 through January 26, 2011, Parent and its advisors conducted due diligence on Terremark and its subsidiaries. The due diligence process included telephonic due diligence discussions between Terremark’s and Parent’s respective management and outside financial, legal and accounting advisors, on-site visits to certain Terremark facilities and access to Terremark’s electronic data room containing financial, operational, regulatory, intellectual property, human resource, legal and other information concerning Terremark and its subsidiaries.

On January 10, 2011, Weil delivered Parent’s initial draft of the Merger Agreement and form of Tender and Support Agreement to Terremark and Greenberg. The initial draft of the Merger Agreement included, among other things, (i) a “no-shop” provision which restricted Terremark from soliciting other offers, (ii) a limitation on the Terremark Board’s ability to change its recommendation only in the event it received a superior proposal and (iii) a termination fee payable in certain circumstances equal to 4% (calculated as a percentage of the equity value of the deal, less expenses). On January 17, 2011, Greenberg delivered Terremark’s revised draft of the

Merger Agreement to Weil, which included, among other things, (i) a 40-day “go-shop” period which would permit Terremark to solicit other potential purchasers actively, (ii) provisions allowing the Terremark Board to change its recommendation in situations not involving a superior proposal and (iii) a two-tiered termination fee (to operate in conjunction with the go-shop provision) of 1.25% and 2.50% (in each case calculated as a percentage of the equity value of the deal, less expenses). On January 18, 2011, Mr. Diercksen advised Mr. Medina of Parent’s insistence that the go-shop provision not be included in the final Merger Agreement.

On January 20, 2011, Greenberg delivered Terremark’s revised draft of the form of Tender and Support Agreement to Weil. On January 21, 2011, representatives of Weil and Greenberg held a conference call to discuss the Merger Agreement, including, among other things, the provisions dealing with Terremark’s ability to solicit and respond to alternative proposals, rights to terminate the Merger Agreement, closing conditions to the tender offer, the size of, and circumstances triggering, the right to receive a termination fee and the timing of the commencement of the tender offer. Later that evening, Weil delivered Parent’s revised draft of the Merger Agreement to Greenberg.

On January 23, 2011, Greenberg delivered Terremark’s revised draft of the Merger Agreement to Weil. On January 22 and 23, Parent sent a draft of the Tender and Support Agreement to each of Cyrte Investments GP I BV, Sun Equity Assets Limited and VMware Bermuda Limited. On January 24, 2011 Greenberg delivered to Weil Terremark’s initial draft of the disclosure schedule to the Merger Agreement.

During the week of January 24, 2011, representatives of Greenberg and members of Terremark management, on the one hand, and representatives of Weil and members of Parent management, on the other hand, negotiated the final terms of the Merger Agreement and completed negotiations of the disclosure schedule accompanying the Merger Agreement. In addition, during the week of January 24, 2011, members of Parent management and representatives of Weil negotiated the Tender and Support Agreements with each of Cyrte Investments GP I BV, Sun Equity Assets Limited and VMware Bermuda Limited and their respective representatives.

On January 26, 2011, a special meeting of the Parent Board of Directors was held to update the Board of Directors on the potential transaction. At this meeting, Goldman delivered its oral fairness opinion addressed to the Board of Directors of Parent that the transaction was fair from a financial point of view to Parent. Representatives from Weil provided an overview of the Merger Agreement and the structure of the transaction. After discussions, the Parent Board of Directors authorized Parent’s management team to continue negotiating and conclude a transaction with Terremark on the terms and conditions discussed at the meeting.

On January 27, 2011, representatives of Greenberg and members of Terremark management advised Weil and Parent that the Terremark Board held a meeting that afternoon during which it unanimously approved the Merger Agreement, the Offer and the Merger and determined that the Offer and the Merger are advisable and fair to, and in the best interests of, the holders of Shares and recommended that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

On January 27, 2011, after the close of trading of the Shares on Nasdaq, Parent and Terremark executed the Merger Agreement, finalized the accompanying disclosure schedule and issued a joint press release announcing the transaction. In addition, concurrently with the execution of the Merger Agreement, each of Cyrte Investments GP I BV, Sun Equity Assets Limited and VMware Bermuda Limited entered into a separate Tender and Support Agreement with Parent.

11.	The Merger Agreement; Other Agreements

The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement is not intended to provide you with any other factual information about Parent, Purchaser or Terremark. Such information can be found elsewhere in this Offer to Purchase.

The Merger Agreement has been filed herewith as required by applicable SEC regulations and solely to inform investors of its terms. The Merger Agreement contains representations, warranties and covenants, which were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement, and are intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, Terremark. The holders of Shares and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Terremark, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The Offer. The Merger Agreement provides for the commencement of the Offer by Purchaser as promptly as reasonably practicable, but in no event earlier than February 10, 2011 and no later than February 17, 2011. The obligations of Purchaser to (and the obligations of Parent to cause Purchaser to) accept for payment, and pay for, Shares tendered pursuant to the Offer are subject to the satisfaction or waiver of certain conditions that are described in Section 15 – “Certain Conditions of the Offer.” The Merger Agreement provides that each Terremark stockholder who validly tenders Shares in the Offer will receive $19.00 for each Share tendered, net to the stockholder in cash, without interest thereon and less any applicable withholding taxes. Purchaser expressly reserves the right to increase the Offer Price, to waive any Offer Condition and/or modify the terms of the Offer, except that without the prior written consent of Terremark, Purchaser may not (i) decrease the price per Share payable in the Offer, (ii) change the form of consideration to be paid in the Offer, (iii) reduce the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions to the Offer in addition to the Offer Conditions, (v) amend, modify or waive the Minimum Condition, (vi) modify or amend any of the Offer Conditions in any manner adverse to the holders of Shares or (vii) extend the Expiration Date in a manner other than in accordance with the Merger Agreement.

Extensions of the Offer/Subsequent Offering Period. The Merger Agreement provides that if at any scheduled expiration of the Offer any Offer Condition is not then satisfied or, to the extent permitted by the Merger Agreement and applicable law, waived, Purchaser will extend the Offer on one (1) or more occasions in consecutive increments of at least five (5) business days but no more than ten (10) business days, each as determined by Parent, or for such longer period as Parent and Terremark may otherwise agree to permit such Offer Condition to be satisfied. In no event, however, is Purchaser obligated to extend the Offer past the Walk-Away Date. In addition, if all of the Offer Conditions other than the Minimum Condition and those that by their nature are to be satisfied at the Expiration Date have been satisfied or, to the extent permitted by the Merger Agreement and applicable law, waived, Purchaser has the right, but not the obligation, to terminate the Offer ten (10) calendar days after the date (but not earlier than April 27, 2011) on which all of the Offer Conditions other than the Minimum Condition and those that by their nature are to be satisfied at the Expiration Date have been satisfied or, to the extent permitted by the Merger Agreement and applicable law, waived, and we or Terremark may elect to terminate the Merger Agreement. Purchaser will not be required to extend the Offer beyond the Walk-Away Date. Under the Merger Agreement, the Offer will also be extended on one (1) or more occasions for the minimum period required by any rule, regulation, interpretation or position of the SEC or its staff or of Nasdaq applicable to the Offer; provided, however, that Purchaser will not be required to extend the Offer beyond the Walk-Away Date.

If, as of the Offer Closing, all of the Offer Conditions have been satisfied (or, to the extent permitted by the Merger Agreement and applicable law, waived by Purchaser) but the number of Shares validly tendered and not withdrawn pursuant to the Offer, when taken together with Shares, if any, then owned by Parent and its subsidiaries, constitutes less than 90% of the Shares then outstanding, Purchaser may, without the consent of Terremark, provide for a subsequent offering period (as contemplated by Rule 14d-11 of the Exchange Act).

Pursuit of Merger. If at any then-scheduled Expiration Date occurring after the later of April 4, 2011 and the Proxy Statement Clearance Date (defined below), any Offer Condition has not yet been satisfied or, to the extent permitted by the Merger Agreement and applicable law, waived (other than Offer Conditions that by their nature are to be satisfied on the Expiration Date), then Purchaser may irrevocably and unconditionally terminate the Offer and concurrently therewith pursue the Merger in accordance with the terms of the Merger Agreement.

Top-Up Option. Under the Merger Agreement, if Purchaser does not acquire at least 90% of the outstanding Shares in the Offer after its acceptance of, and payment for Shares pursuant to the Offer, the Top-Up Option, subject to certain limitations, including the availability of authorized but unissued Shares, allows it to purchase from Terremark up to a number of additional Shares equal to the number of Shares that, when added to the number of Shares owned by Parent and its subsidiaries at the time of exercise of the Top-Up Option constitutes one (1) Share more than 90% of the outstanding Shares after giving effect to the issuance of such Shares for a purchase price equal to the Offer Price, to enable Parent to effect a short-form merger. The Top-Up Option may be exercised by Purchaser, in whole and not in part, only once, at any time during the ten (10) business day period following the Offer Closing (and if there shall have been commenced a subsequent offering period, after the expiration of such subsequent offering period). However, because Terremark has a limited number of Shares available for issuance under its certificate of incorporation, it is estimated that Purchaser would need to acquire in the Offer approximately 88% of the outstanding Shares in order to exercise the Top-Up Option. The aggregate purchase price payable for the Shares being purchased by Purchaser pursuant to the Top-Up Option will be payable by (i) cash in an amount equal to the aggregate par value of the Top-Up Option Shares and a promissory note having a principal amount equal to the balance of such purchase price or (ii) solely by a promissory note having a principal amount equal to such purchase price. The promissory note (A) shall be due on the first (1st) anniversary of the closing of the Top-Up Option, (B) shall bear simple interest of 5% per annum, (C) shall be full recourse to Parent and Purchaser, (D) may be prepaid, in whole or in part, at any time without premium or penalty and (E) shall have no other material terms. Furthermore, under the Merger Agreement, notwithstanding the foregoing, Purchaser may elect to pay for all or a portion of the aggregate purchase price payable for the Shares issued in connection with the Top-Up Option in cash and in connection therewith, Terremark will apply such cash proceeds (without the deduction of any other fee or expense) toward an optional redemption of the 12% Notes in the manner directed by Parent.

The Merger. The Merger Agreement provides that, at the Effective Time, Purchaser will be merged with and into Terremark, and Terremark will be the surviving corporation (the “Surviving Corporation”). Following the Merger, the separate corporate existence of Purchaser will cease, and Terremark will continue as the Surviving Corporation, wholly-owned by Parent. The directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation.

Pursuant to the Merger Agreement, at the Effective Time, each Share owned as treasury stock by Terremark and each Share that is owned by Parent or Purchaser immediately prior to the Effective Time shall be automatically cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

Each Share issued and outstanding immediately prior to the Effective Time (other than Company Dissenting Shares (as defined below) and Shares to be cancelled in accordance with the preceding paragraph) shall be automatically converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any applicable withholding taxes (the “Merger Consideration”), payable to the holder thereof in accordance with the terms of the Merger Agreement described herein. All such Shares when so converted shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate (or evidence of Shares in book-entry form) that immediately prior to the Effective Time represented any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

Shares that are issued and outstanding immediately prior to the Effective Time and which are held by a stockholder who did not vote in favor of the Merger and who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the Delaware General Corporations Law (as amended, the “DGCL”) (such Section, “Section 262” and, such Shares, “Company Dissenting Shares”) shall not be converted into or be exchangeable for the right to receive the Merger Consideration but instead such holder shall be entitled to payment of the fair value of such Company Dissenting Shares in accordance with the provisions of Section 262 (and, at the Effective Time, such Company Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holders shall cease to have any right with respect thereto, except the right to receive the fair value of such Company Dissenting Shares in accordance with the provisions of Section 262). If any such holder shall have failed to perfect or shall have effectively withdrawn or lost the right to appraisal under Section 262, such Shares shall be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration for each Share, without any interest thereon.

Terremark Stock Options. The Merger Agreement provides that prior to the Effective Time, the Terremark Board will adopt appropriate resolutions and take all other actions necessary and appropriate to provide that, immediately prior to the Effective Time, the vesting and exercisability of each then outstanding option or similar right to purchase Shares (each a “Company Option and collectively, the “Company Options”), under any equity incentive plan of Terremark, including the Amended and Restated Company 2005 Executive Incentive Compensation Plan, the Amended and Restated 2000 Stock Option Plan, the 2000 Directors Stock Option Plan and the 1996 Stock Option Plan, in each case, as amended from time to time, or any other plan, agreement or arrangement (each a “Company Stock Plan” and collectively, the “Company Stock Plans”) shall be fully accelerated, and each Company Option terminated and converted into the right to receive an amount, without interest thereon and less any applicable withholding taxes, equal to the product of (i) the total number of Shares deemed to be issued upon the deemed exercise of such Company Option and (ii) the excess, if any, of the Merger Consideration per Share over the exercise price per Share previously subject to such Company Option (such amounts payable, the “Option Consideration”). From and after the Effective Time, any such deemed exercised Company Option shall only entitle such holder to the payment, if any, of the Option Consideration.

Terremark Restricted Stock. The Merger Agreement provides that the Terremark Board will take all actions necessary and appropriate to provide that, immediately prior to the Effective Time, the vesting of all restricted Shares (“Restricted Shares”) that are then unvested and unawarded under the Company Stock Plans shall be fully accelerated, and at the Effective Time each then outstanding Restricted Share shall be automatically converted into the right to receive the Merger Consideration, without interest thereon and less any applicable withholding taxes.

Terremark Warrants. The Merger Agreement provides that at the Effective Time, each warrant to purchase Shares that is issued, unexpired and unexercised immediately prior to the Effective Time (the “Warrants”) and not terminated pursuant to its terms in connection with the Merger shall entitle the holder to receive upon the exercise of such Warrant a payment in cash (without interest thereon and less any applicable withholding taxes) of an amount equal to the product of the total number of Shares previously subject to such Warrant and the excess, if any, of the Merger Consideration over the exercise price per Share previously subject to such Warrant (such amounts are referred to as the “Warrant Payments”).

Representations and Warranties. In the Merger Agreement, Terremark has made customary representations and warranties to Parent and Purchaser, including representations relating to: organization and qualification of Terremark; organization, existence and good standing of Terremark’s subsidiaries; Terremark’s capitalization; authorization with respect to the Merger Agreement; no conflicts with or consents required in connection with the Merger Agreement; the required vote; required filings and consents, Terremark’s SEC filings and financial statements; Terremark’s internal controls; absence of undisclosed liabilities; absence of material adverse effect or certain changes or events; legal proceedings; Terremark’s compliance with laws; information supplied; tax matters; employee benefit and employment matters; labor matters; environmental matters; material contracts, including government contracts; certain business practices; real property; personal property; facilities and operations; intellectual property; insurance; product liability and service level agreements; partners, customers and vendors; indebtedness; opinion of financial advisors; brokers; anti-takeover provisions; and related party transactions.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to Terremark, including representations relating to: organization and qualification; authorization with respect to the Merger Agreement; no conflicts with or consents required in connection with the Merger Agreement; required filings and consents; information supplied; ownership of Shares and operations of Purchaser; brokers; sufficiency of funds; ownership of Shares of Terremark; litigation; and required approval.

Operating Covenants. The Merger Agreement provides that, except as expressly permitted by the Merger Agreement, as required by applicable law or as consented to by Parent in writing, during the period from the date of the Merger Agreement until the Effective Time, Terremark shall, and will cause each of its subsidiaries to (i) conduct its business in the ordinary course consistent with past practice, (ii) comply in all material respects with all applicable laws and the requirements of all material contracts, (iii) use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present officers and key employees, (iv) keep in full force and effect all material insurance policies and (v) maintain, or cause to be maintained, all facilities in good condition.

From the date of the Merger Agreement to the Effective Time, Terremark is subject to customary operating covenants and restrictions, including restrictions relating to the issuance, sale, grant, disposal of, pledge or other encumbrance of its stock, voting securities or equity interests; redemption, purchase or acquisition of its capital stock, voting securities or equity interests; the declaration, setting aside for payment or payment of any dividends or other distributions; split, combination, subdivision or reclassification of any Shares; the amendment or waiver of any rights under any Company Stock Plans or agreement evidencing a right to acquire Shares or any restricted stock purchase agreement or any similar or related contract; the incurrence, assumption or guarantee of indebtedness or issuance or sale of any debt securities or options, warrants, calls or other rights to acquire any debt securities of Terremark or any of its subsidiaries; the sale, transfer, lease, sublease, license, mortgage, encumbrance or other disposal or purchase of or subjection to any lien of material property or material assets; the making of certain capital expenditures; the acquisition of equity interests or assets of another person, other than for consideration not in excess of limits specified in the Merger Agreement; making investments, loans, or advances; entrance into, amendment, termination or modification of material contracts; the release of any person from, modification or waiver of any provision of, any confidentiality, standstill or similar agreement; increase in compensation of current or former directors, officers, employees or consultants; certain tax matters; changes in accounting policies; the amendment of Terremark’s charter documents; adoption of a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization; settlement or satisfaction of certain claims, liabilities, or obligations; communications with employees, suppliers, vendors or customers, settlement or compromise of any material litigation or proceeding; failure to take appropriate actions as necessary to prevent the abandonment, loss or impairment of material intellectual property; and the sale, assignment, license, transfer, conveyance, lease, disposal of or encumbrance on intellectual property or technology.

Stockholders Meeting. The Merger Agreement provides that, as soon as practicable after the date of the Merger Agreement (and in any event within fifteen (15) business days), Terremark shall prepare and shall cause to be filed with the SEC in preliminary form a proxy statement on Schedule 14A relating to a special meeting of its stockholders (the “Stockholders’ Meeting”) for the purpose of voting upon the adoption of the Merger Agreement (together with any amendments thereof or supplements thereto, the “Proxy Statement”).

The Merger Agreement provides that, if following the closing or termination of the Offer the Merger Agreement has not been validly terminated and the adoption of the Merger Agreement by Terremark’s stockholders is required by applicable law, then Terremark shall have the right at any time after the date on which the SEC has, orally or in writing, confirmed that it has no further comments on the Proxy Statement, including the first date following the tenth day following the filing of the preliminary Proxy Statement if the SEC has not informed Terremark that it intends to review the Proxy Statement (the “Proxy Statement Clearance Date”) to (and Parent and Purchaser shall have the right, at any time after the Proxy Statement Clearance Date, to request in writing that Terremark, and upon receipt of such written request, Terremark shall, as promptly as practicable and in any event within ten (10) business days after such receipt), (i) establish a record date for and give notice of the Stockholders’ Meeting and (ii) mail to the holders of Shares as of the record date established for the Stockholders’ Meeting a Proxy Statement (the date Terremark elects to take such action or is required to take such action, the “Proxy Date”). Terremark shall duly call, convene and hold the Stockholders’ Meeting as promptly as reasonably practicable after the Proxy Date; provided, however, that in no event shall such meeting be held later than thirty-five (35) days following the date the Proxy Statement is mailed to Terremark’s stockholders, subject to certain exceptions set forth in the Merger Agreement. Unless the Merger Agreement is validly terminated, Terremark shall submit the Merger Agreement to holders of Shares at the Stockholders’ Meeting even if the Terremark Board shall have effected a Company Adverse Recommendation Change (as defined below) (not made in respect of a Superior Proposal) or proposed or announced any intention to do so.

Each of Parent and Purchaser shall affirmatively vote at the Stockholders’ Meeting or otherwise all Shares acquired in the Offer (if any), or otherwise beneficially owned by it or any of its respective subsidiaries as of the applicable record date, for the adoption of the Merger Agreement in accordance with applicable law. Parent shall vote all of the shares of capital stock of Purchaser beneficially owned by it, or sign a written consent in lieu of a meeting of the stockholders of Purchaser, in favor of the adoption of the Merger Agreement in accordance with applicable law.

No Solicitation and Superior Proposal Provisions. The Merger Agreement provides that Terremark shall, and shall cause its subsidiaries and Terremark’s and its subsidiaries’ respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives (collectively, “Representatives”) to immediately cease and cause to be terminated any discussions or negotiations with any person conducted before the date of the Merger Agreement with respect to a Takeover Proposal (as defined below). From the date of the Merger Agreement until the Effective Time, or, if earlier, the termination of the Merger Agreement, Terremark shall not, and shall cause its subsidiaries and its and its subsidiaries’ respective Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of providing non-public information) the submission or announcement of any inquiries, proposals or offers that constitute or would reasonably be expected to lead to any Takeover Proposal, (ii) provide any non-public information concerning Terremark or any of its subsidiaries related to any person or group who would reasonably be expected to make any Takeover Proposal, (iii) engage in any discussions or negotiations with respect thereto, (iv) approve (by resolution of the Terremark Board, any committee thereof or otherwise), support, enter into or adopt any contract providing for, or recommend to any holders of Shares, any Takeover Proposal, or (v) otherwise cooperate with or assist or participate in, or knowingly facilitate any such inquiries, proposals, offers, discussions or negotiations.

If at any time after the date of the Merger Agreement and prior to the earlier to occur of the Offer Closing and Terremark’s receipt of the approval of the Merger by Terremark’s stockholders (the “Company Stockholder Approval”), (i) Terremark has received an unsolicited bona fide, written Takeover Proposal from a third party that did not result from a breach of the foregoing paragraph, and (ii) the Terremark Board determines in good faith, after consultation with financial and legal advisors as required by the Merger Agreement, that such Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Proposal (as defined below), then Terremark shall be permitted to (A) furnish information (including non-public information) with respect to Terremark and its subsidiaries to the person making such Takeover Proposal pursuant to a confidentiality agreement that meets the requirements set forth in the Merger Agreement (an “Acceptable Confidentiality Agreement”) subject to certain conditions set forth in the Merger Agreement and (B) engage in discussions and negotiations with the person making such Takeover Proposal regarding such Takeover Proposal.

Terremark shall promptly (and, in any event, within twenty-four (24) hours) notify Parent (orally and in writing) if Terremark or any of its Representatives receives any Takeover Proposal, any initial request for non-public information concerning Terremark or any of its subsidiaries related to, or from any person or group who would reasonably be expected to make, any Takeover Proposal, or any initial request for discussions or negotiations related to any Takeover Proposal (including any material changes related to the foregoing), or of the taking of any action contemplated by the foregoing paragraph, and in connection with such notice, provide the identity of the person or group making such Takeover Proposal or request and the material terms and conditions thereof (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements), and thereafter Terremark shall keep Parent reasonably informed of any material changes to the terms thereof.

As defined in the Merger Agreement, “Takeover Proposal” means any inquiry, proposal or offer from any person or “group” (as defined in Section 13(d) of the Exchange Act), other than Parent and its subsidiaries, relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of Terremark and its subsidiaries (including securities of subsidiaries) equal to 20% or more of Terremark’s consolidated assets or to which 20% or more of Terremark’s revenues or earnings on a consolidated basis are attributable, (ii) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of 20% or more of any class of equity securities of Terremark, (iii) tender offer or exchange offer that if consummated would result in any person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 20% or more of any class of equity securities of Terremark or (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Terremark or any of its subsidiaries, in each case, other than the Transactions.

As defined in the Merger Agreement, “Superior Proposal” means a bona fide written Takeover Proposal that was made in circumstances not involving a breach of the non-solicitation restrictions in the Merger Agreement (provided, that for purposes of this definition all reference to 20% contained in the definition of Takeover Proposal shall be deemed to be references to 75%) which the Terremark Board determines in good faith, after consultation with financial and legal advisors, as required by the Merger Agreement, to be more favorable to Terremark’s stockholders, from a financial point of view, than the Offer and the Merger, in each case taking into account all financial, legal, financing, regulatory and other aspects of such Takeover Proposal that are reasonably relevant to a determination of the likelihood of consummation of such Takeover Proposal (including the reputation of the person or group making the Takeover Proposal) and further taking into account at any time of determination any changes to the terms and conditions of the Merger Agreement that are then offered in writing by Parent pursuant to the terms of the Merger Agreement.

Change of Recommendation. The Merger Agreement provides that, except as provided below, neither the Terremark Board nor any committee thereof shall (i) withdraw or rescind (or modify in a manner adverse to Parent), or publicly announce an intention to withdraw or rescind (or modify in a manner adverse to Parent), its recommendation in favor of the Merger Agreement, the Merger and the Offer (the “Company Recommendation”), (ii) approve, declare the advisability of or recommend to the holders of Shares the adoption of, or publicly announce an intention to approve, declare the advisability of or recommend the adoption of, any Takeover Proposal, (iii) or cause, authorize or permit Terremark or any of its subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement-in-principle, merger agreement, acquisition agreement or other similar agreement related to any Takeover Proposal, other than an Acceptable Confidentiality Agreement (a “Company Acquisition Agreement”), or (iv) publicly propose or announce an intention to take any of the foregoing actions (any action described in clauses (i), (ii), (iii) or (iv) being referred to as an “Company Adverse Recommendation Change”).

The Terremark Board may at any time prior to the earlier to occur of the Offer Closing and Terremark’s receipt of the Company Stockholder Approval, effect a Company Adverse Recommendation Change only if the Terremark Board determines in good faith, after consultation with financial and legal advisors as required by the Merger Agreement, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law. Notwithstanding anything to the contrary, the Terremark Board shall not be permitted to make a

Company Adverse Recommendation Change or, solely with respect to a Superior Proposal, terminate the Merger Agreement unless (x) Terremark shall have provided to Parent and Purchaser no fewer than three (3) business days advance written notice of Terremark’s intention to make a Company Adverse Recommendation Change or to terminate the Merger Agreement, and in the case of a Company Adverse Recommendation Change not being made in respect of a Superior Proposal, specifying the reasons therefor (a “Notice of Intended Recommendation Change”) and (y): (i) if such Company Adverse Recommendation Change is not being made in respect of a Superior Proposal, during such three (3) business day period, if requested by Parent, Terremark shall engage in good faith negotiations with Parent to amend the terms and conditions of the Merger Agreement in such a manner that would enable the Terremark Board to determine in good faith, after consultation with financial and legal advisors as required by the Merger Agreement, that it is no longer necessary for the Terremark Board to make a Company Adverse Recommendation Change; or (ii) if such Company Adverse Recommendation Change or termination is being made in respect of a Superior Proposal, (1) the Notice of Intended Recommendation Change shall further specify the identity of the party making such Superior Proposal and the material terms thereof and copies of all relevant documents relating to such Superior Proposal (it being understood and agreed that any material amendment to the terms of any such Superior Proposal (including any amendment to any price term thereof), shall require a new Notice of Intended Recommendation Change and again require compliance with the requirements of this paragraph, except that the advance written notice period and corresponding references in clause (x) to three (3) business days shall be reduced to two (2) business days for any such new Notice of Intended Recommendation Change); and (2) after providing the Notice of Intended Recommendation Change, Terremark shall, and shall cause its Representatives to, negotiate with Parent and Purchaser in good faith (to the extent Parent and Purchaser have notified Terremark of their intention to negotiate) during such three (3) business day period (or two (2) business day period in the case of a new Notice of Intended Recommendation Change) to amend the terms and conditions of the Merger Agreement and the other agreements contemplated by the Merger Agreement; and (iii) in the case of each of the immediately preceding clause (i) or clause (ii) of this paragraph, the Terremark Board shall have considered in good faith, after consultation with financial and legal advisors as required by the Merger Agreement, any amendments to the terms and conditions of the Merger Agreement (including any increase in the Offer Price and Merger Consideration) and the other agreements contemplated by the Merger Agreement that may be offered in writing by Parent no later than 5:00 p.m., New York City time, on the third business day of such three (3) business day period (or the first business day of such two (2) business day period for any such new Notice of Intended Recommendation Change) and shall have determined (A) in the case of a Superior Proposal, that the Superior Proposal would nevertheless continue to constitute a Superior Proposal if such amendments were to be given effect or (B) in the case of a Company Adverse Recommendation Change not being made in respect of a Superior Proposal, no amendment to the terms and conditions of the Merger Agreement has been so offered by Parent which, if given effect, would enable the Terremark Board to determine in good faith, after consultation with financial and legal advisors as required by the Merger Agreement, that it is no longer necessary for the Terremark Board to make a Company Adverse Recommendation Change.

The Merger Agreement provides that the Terremark Board will be permitted to grant a waiver or release under any standstill agreement in effect on the date of the Merger Agreement with respect to any class of equity securities of Terremark solely to the extent necessary to permit the person subject to such standstill agreement to make and engage in discussions with respect to and negotiate a Takeover Proposal that is conditioned on entering into mutually satisfactory definitive documentation with Terremark and which prohibits without Terremark’s consent (but in all cases subject to certain limitations set forth in the Merger Agreement) any open market purchases of equity securities or securities convertible into equity securities of Terremark, any Takeover Proposal not approved by the Terremark Board or other action, including a proxy contest, not approved by the Terremark Board. Terremark must provide written notice to Parent of the waiver of any standstill by Terremark. Terremark may not, and may not permit any of its representatives to, enter into any confidentiality agreement subsequent to the date of the Merger Agreement which prohibits Terremark from providing to Parent the information specifically required to be provided to Parent pursuant to this paragraph.

Reasonable Best Efforts to Consummate the Merger; Regulatory Filings. The Merger Agreement provides that each of the parties shall cooperate with the other parties and use (and shall cause their respective subsidiaries to use) their respective reasonable best efforts to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to cause the conditions to the closing of the Merger to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement and the Support Agreements (discussed below) (the “Transactions”), including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable antitrust laws), and (ii) obtain all approvals, consents, waivers, registrations, permits, authorizations and other confirmations from any governmental authority or third party necessary, proper or advisable to consummate the Transactions.

In furtherance and not in limitation of the foregoing, (i) each party agrees under the Merger Agreement to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable and in any event within ten (10) business days (or such longer period as the parties may mutually agree) following the commencement of the Offer and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and use its reasonable best efforts to take, or cause to be taken, all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable and (ii) Terremark shall use its reasonable best efforts to (A) take all action necessary to ensure that no state takeover statute or similar law is or becomes applicable to any of the Transactions and (B) if any state takeover statute or similar law becomes applicable to any of the Transactions, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise minimize the effect of such law on the Transactions.

The Merger Agreement provides that each of the parties shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a governmental authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a governmental authority relating to the Transactions, including any proceeding initiated by a private party, (ii) keep the other party informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other governmental authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions and (iii) consult with each other in advance of and be permitted to attend any meeting or conference with such governmental authorities (to the extent not objected to by such governmental authorities). Subject to applicable laws relating to the exchange of information, each of the parties shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to the other parties and their respective subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third party or any governmental authority in connection with the Transactions.

Each of the parties shall use its reasonable best efforts to resolve such objections (including any injunction that may be imposed in connection with the Transactions), if any, as may be asserted by a governmental authority or other person with respect to the Transactions. Terremark shall not, without Parent’s prior written consent, commit to any divestiture transaction or agree to any restriction on its business, and none of the obligations under Reasonable Best Efforts to Consummate the Merger; Regulatory Filings shall (i) limit any applicable rights a party may have to terminate the Merger Agreement so long as such party has up to then complied in all material respects with the obligations under Reasonable Best Efforts to Consummate the Merger; Regulatory Filings, (ii) require Parent to offer, accept or agree to (A) dispose or hold separate any part of its or Terremark’s businesses, operations, assets or product lines (or a combination of Parent’s and Terremark’s respective businesses, operations, assets or product lines), (B) not compete in any geographic area or line of business, (C) restrict the manner in which, or whether, Parent, Terremark, the Surviving Corporation or any of their affiliates may carry on business in any part of the world or (D) pay any consideration (other than ordinary course, filing, application or similar fees and charges) to obtain any approval, consent or waiver from a third party necessary, proper or advisable to consummate the Transactions or (iii) require any party to contest or otherwise resist any administrative or judicial action or proceeding, including any proceeding by a private party, challenging any of the Transactions as violative of any antitrust law.

Indebtedness. The Merger Agreement provides that at any time upon or after the Offer Closing and upon or prior to the Effective Time, or prior to the Offer Closing (provided any such action becomes effective only upon or after the Offer Closing), in Parent’s sole discretion and at Parent’s sole cost, (i) Parent may commence one or more cash tender offers (each, a “Debt Offer”) to purchase any or all of the 9.5% Notes, the 12% Notes or the Convertible Notes (together with the 9.5% Notes and the 12% Notes, the “Notes”), (ii) Parent may, or, at Parent’s request, the Company shall, solicit the consents of holders of one or more series of the Notes (each, a “Consent Solicitation”) to certain amendments, as specified by Parent, to the covenants contained in the 9.5% Indenture, the 12% Indenture or the Convertible Notes Indenture, (iii) at Parent’s request, the Company shall take all steps necessary under the satisfaction and discharge provisions of the 9.5% Indenture or the 12% Indenture to discharge such indenture in accordance with its terms, including the issuance of a notice of redemption for the 9.5% Notes or 12% Notes as applicable and the deposit of required funds with the trustee (each, a “Satisfaction and Discharge”), (iv) at Parent’s request, the Company shall effect a redemption of such principal amount of the 9.5% Notes or 12% Notes, as specified by Parent, in accordance with their terms (each, a “Optional Redemption”) or (v) at Parent’s request, in addition to the issuance of Shares in connection with the Top-Up Option, to the extent authorized and unissued Shares are available for such issuance, the Company shall issue equity securities to Parent or any of Parent’s Subsidiaries on terms and conditions as may reasonably be agreed (which may include the issuance of Shares at a price per share equal to the Offer Price) and use the cash proceeds (without the deduction of any other fee or expense) of such equity issuance toward an Optional Redemption of the 12% Notes pursuant to the provisions of the 12% Indenture as instructed by Parent (an “Equity Issuance”). Any Debt Offer, Consent Solicitation, Satisfaction and Discharge, Optional Redemption or Equity Issuance shall be made in accordance with applicable laws and each applicable Indenture and, if being conducted by the Company at the request of Parent, shall be made in accordance with the written terms and conditions provided from time to time by Parent to the Company. If any Debt Offer, Satisfaction and Discharge or Optional Redemption is effected by the Company at the request of the Parent and the Company does not have sufficient funds on hand to consummate such Debt Offer, Satisfaction and Discharge or Optional Redemption, Parent shall provide the requisite amount of funds to the Company on terms and conditions as may reasonably be agreed (including through the issuance of equity or debt securities to Parent or a subsidiary of Parent) upon and in compliance with the applicable Indentures and all applicable laws. The Company shall not, without Parent’s prior consent, waive any condition to a Debt Offer, Consent Solicitation, Satisfaction and Discharge, Optional Redemption or Equity Issuance described in the written terms and conditions provided by Parent to the Company from time to time. The Company shall not enter into any arrangements in connection with a Debt Offer (including any engagement or similar agreements with any information agent, depository or other agent) without the prior written consent of Parent. If any Consent Solicitation is made in connection with any Debt Offer conducted by Parent, the Company shall take such steps as Parent may reasonably request in order to effect the amendments requested by the Consent Solicitation, including the entry into any supplemental indenture and the provision of any required certificate or opinion. With respect to any Debt Offer, Consent Solicitation, Satisfaction and Discharge, Optional Redemption or Equity Issuance, the Company agrees to provide all documentation (including any required certificates or customary legal opinions) to the trustee required by the terms of the applicable Indentures.

Employment and Employee Benefits. The Merger Agreement provides that the Surviving Corporation shall provide or cause to be provided to each employee of Terremark and its subsidiaries who continues as an employee of the Surviving Corporation or Parent or any of their respective subsidiaries following the date (the “Closing Date”) of the closing of the Merger (a “Continuing Employee”), for a period extending until the earlier of the termination of such Continuing Employee’s employment with such entities or the last day of the calendar year in which the Closing Date occurs (the “Benefits Continuation Period”) (i) a base wage or salary at a rate not less than the rate of such base wage or salary in effect at the Effective Time and (ii) 401(k) benefits, severance benefit eligibility, medical benefits and other welfare benefit plans, programs and arrangements that, as determined in Parent’s discretion, (A) are substantially comparable to those provided under Terremark’s employee plans as in effect at the Effective Time; (B) are substantially comparable to those provided to management employees of the Parent or its subsidiaries or (C) constitute any combination of the foregoing. With respect to each Continuing Employee whose annual bonus for the fiscal year ending March 31, 2011 has been accrued and unpaid prior to the Effective Time and who is eligible to receive an annual bonus pursuant to the terms and conditions of the applicable employee plan, the Surviving Corporation shall pay or cause to be paid to such Continuing Employee such bonus in such amount as approved by Terremark and which bonus shall be payable in accordance with the terms and conditions of such employee plan and shall be paid at such time as is consistent with past practice of Terremark and its subsidiaries. The Surviving Corporation or Parent may amend, modify or terminate any Terremark employee plan to the extent not inconsistent with such foregoing restrictions or any other plan made available to the Continuing Employees or terminate any person’s employment at any time or for any reason.

The Surviving Corporation shall (i) waive any applicable pre-existing condition exclusions and waiting periods with respect to participation and coverage requirements in any replacement or successor welfare benefit plan of the Surviving Corporation that an employee of Terremark or any of its subsidiaries is eligible to participate in immediately following the Effective Time to the extent such exclusions or waiting periods were inapplicable to, or had been satisfied by, such employee immediately prior to the Effective Time under the relevant Terremark employee plan in which such employee participated, (ii) provide each such employee with credit for any co-payments and deductible paid prior to the Effective Time (to the same extent such credit was given under the analogous Terremark employee plan prior to the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements and (iii) to the extent that any Continuing Employee is allowed to participate in any employee benefit plan of the Parent, the Surviving Corporation or any of their subsidiaries following the Effective Time, cause such plan to recognize the service of such Continuing Employee with Terremark and its subsidiaries prior to the Effective Time for purposes of eligibility to participate and vesting (but not for benefit accrual under any defined benefit, retiree welfare or any other plan) to the same extent such service was recognized by Terremark and its subsidiaries under any similar Terremark employee plan in which such Continuing Employee participated immediately prior to the Effective Time; provided that the foregoing shall not apply to the extent it would result in any duplication of benefits for the same period of service. As of the Effective Time, Parent shall, or shall cause the Surviving Corporation or other relevant subsidiaries to, credit to Continuing Employees the amount of vacation time that such employees had accrued under the Paid-Time Off Program set forth on a schedule to the Merger Agreement, as of the Effective Time; provided, however, that Parent, the Surviving Corporation or any other subsidiaries shall not be obligated to continue such Paid-Time Off Program beyond the last day of the calendar year in which the Closing Date occurs.

Indemnification and Insurance. From the Effective Time through the sixth anniversary of the date on which the Effective Time occurred, Terremark (and following the Effective Time, the Surviving Corporation) shall indemnify and hold harmless each individual who is entitled to indemnification pursuant to Terremark’s charter documents, the DGCL or those indemnification agreements listed on the relevant Company disclosure schedule to the Merger Agreement (each an “Indemnitee”) against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that an Indemnitee is or was an officer, director, employee, fiduciary or agent of Terremark or any of its subsidiaries or (ii) matters existing or occurring at or prior to the Effective Time (including with respect to the negotiation, execution, announcement, performance and consummation of all Transactions contemplated by the Merger Agreement and all actions of each Indemnitee leading thereto and in furtherance thereof on behalf of Terremark and holders of Shares), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law. In the event of any such action, each Indemnitee will be entitled to advancement of expenses incurred in the defense of any claim, action, suit, proceeding or investigation from the Surviving Corporation within ten (10) business days of receipt by the Surviving Corporation from the Indemnitee of a request therefor; provided, however, that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL or Terremark’s certificate of incorporation or bylaws, to repay such advances if it is ultimately determined by a court of competent jurisdiction that such person is not entitled to be indemnified by the Surviving Corporation as authorized by the DGCL.

For a period of six (6) years after the Effective Time, the respective certificates of incorporation and bylaws or similar organizational or governing documents of the Surviving Corporation and the Surviving Corporation’s subsidiaries shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Indemnitees for periods prior to and including the Effective Time than are currently set forth in Terremark’s charter documents and the certificates of incorporation, bylaws, or similar organizational and governing documents of Terremark’s subsidiaries, and such provisions must not be amended in any manner that diminishes or impairs the rights of any Indemnitee.

Parent shall, or shall cause the Surviving Corporation to, maintain and extend all existing officers’ and directors’ liability insurance of the Company (“D&O Insurance”) for a period of not less than six (6) years from and after the Effective Time with respect to claims arising in whole or in part from facts or events that actually or allegedly occurred on or before the Effective Time, including in connection with the approval of the Transactions; provided, however, that Parent may substitute (or cause the Surviving Corporation to substitute) policies of substantially equivalent coverage and amounts containing terms no less favorable to the Indemnitees than the existing D&O Insurance (so long as such policies are provided by Terremark’s current insurance carrier or by a carrier with a rating no lower than A.M. Best rating A); and provided, further, that if the existing D&O Insurance expires or is terminated or cancelled during such period through no fault of Parent or the Surviving Corporation, then Parent shall, or shall cause the Surviving Corporation to, obtain and maintain substantially similar D&O Insurance (with such replacement policies to be provided by Terremark’s current insurance carrier or by a carrier with a rating no lower than A.M. Best rating A). Notwithstanding the foregoing, in no event shall Parent be required to pay aggregate premiums for insurance under this paragraph in excess of 200% of the most recent aggregate annual premiums paid by Terremark for such purpose (the “Maximum Amount”); and provided, further, that if Parent or the Surviving Corporation is unable to obtain the amount of insurance required for such aggregate premium, Parent shall, or shall cause the Surviving Corporation to, obtain as much insurance as can be obtained for aggregate premiums not in excess of the Maximum Amount. At Terremark’s option, it may elect to obtain prepaid “tail” or “runoff” policies prior to the Effective Time covering a period of six (6) years from and after the Effective Time with respect to acts and omissions occurring on or prior to the Effective Time; provided that the premium therefor does not exceed the Maximum Amount. In the event Terremark purchases a “tail” or “runoff” policy prior to the Effective Time, Parent and the Surviving Corporation shall maintain such tail or runoff policy in full force and effect in lieu of providing additional or separate D&O Insurance for so long as any such tail or runoff policy remains in full force and effect.

State and Federal Takeover Laws. Under the Merger Agreement, Terremark represents and warrants that the Terremark Board has taken all necessary action so that no “fair price”, “moratorium”, “control share acquisition” or other state or federal anti-takeover statute or regulation (including Section 203 of the DGCL) is applicable to the Offer, the Merger or the other Transactions, and that the action of the Terremark Board in approving the Merger Agreement and the Transactions is sufficient to render inapplicable to the Merger Agreement and the Transactions the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL.

Rule 14(d)-(10)(d) Matters. The Merger Agreement provides that prior to the Expiration Date, Terremark will take all such steps as may be required to cause to be exempt under Rule 14d-10(d) under the Exchange Act any employment compensation, severance or employee benefit arrangements that have been or will be entered into after the date of the Merger Agreement by Terremark or its subsidiaries with current or future directors, officers or employees of Terremark or its subsidiaries and to ensure that any such arrangements fall within the safe harbor provisions of such rule.

Securityholder Litigation. The Merger Agreement provides that Terremark and Parent shall jointly participate in the defense or settlement of any securityholder litigation against Terremark or its directors relating to the Transactions in accordance with the terms of a mutually agreed upon joint defense agreement. Terremark may not enter into any settlement agreement in respect of any securityholder litigation against Terremark or its directors relating to the Transactions without Parent’s prior written consent (such consent not to be unreasonably withheld or delayed).

Directors and Officers. The Merger Agreement provides that the directors of Purchaser immediately prior to the Effective Time (all of whom are employees of Parent) will become the directors of the Surviving Corporation. The officers of Terremark immediately prior to the Effective Time shall be the officers of the Surviving Corporation. The Merger Agreement also provides, as described below in more detail in Section 12 – “Purpose of the Offer; Plans for Terremark”, that upon consummation of the Offer, the Board of Directors of the Company will be reconstituted to include a number of designees of Parent (all of whom are employees of Parent or its subsidiaries), most nearly equal to the percentage of Shares owned by Parent after payment for Shares acquired in the Offer. Any remaining directors of the Company at the time of the consummation of the Merger will resign. There have been no discussions or negotiations as of the date hereof between any executive officer or other management personnel of Terremark and Parent regarding the potential terms or conditions of any existing or future employment, retention, bonus, equity participation, option or stock award, change-in-control, severance or other agreement regarding such officers and management personnel of Terremark. Parent currently intends to retain the executive officers and management personnel of Terremark after the consummation of the Offer and the Merger. However, there can be no assurance that mutually acceptable agreements or arrangements can or will be negotiated and, if negotiated, what the terms thereof will be.

Conditions to the Merger. The Merger Agreement provides that the obligations of Terremark, Parent and Purchaser to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of the following: (i) the approval of the Merger by a requisite vote of Terremark stockholders, if required by applicable law, (ii) the waiting period applicable to the consummation of the Merger and, unless the Offer shall have been terminated pursuant to the Merger Agreement, the Offer under the HSR Act (or any extension thereof) shall have expired or early termination thereof shall have been granted, (iii) no law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by an governmental authority shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal; and (iv) unless the Offer is terminated pursuant to the Merger Agreement, Purchaser shall have purchased Shares pursuant to the Offer, provided that this condition shall be deemed satisfied with respect to Parent and Purchaser if Purchaser shall have failed to purchase Shares pursuant to the Offer in breach of its obligations under the Merger Agreement.

Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval:

a)	by the mutual written consent of Terremark and Parent;

b)	by either Terremark or Parent if any governmental authority shall have enacted, promulgated, issued, entered, amended or enforced (i) a law prohibiting the Offer or the Merger or making the Offer or the Merger illegal, or (ii) an injunction, judgment, order, decree, ruling or any other similar action, in each case, permanently enjoining, restraining, preventing or prohibiting the Offer or the Merger and such injunction, judgment, order, decree or ruling or other action shall have become final and non-appealable;

c)	by either Terremark or Parent if the Offer shall have been terminated by Purchaser as permitted under the Merger Agreement or shall have expired pursuant to its terms (and not have been extended or required to be extended in accordance with the terms of the Merger Agreement) without any Shares being purchased therein under circumstances in which Parent is not required to pursue to the Merger;

d)	by either Terremark or Parent if the Merger shall not have been consummated on or before July 31, 2011, except if the Offer Closing shall have occurred;

e)	by either Terremark or Parent if consummation of the Merger requires approval of the Merger by Terremark’s stockholders pursuant to applicable law and such approval shall not have been obtained at the Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

f)	by Terremark if Purchaser shall have failed to consummate the Offer in accordance with the Merger Agreement;

g)	by Terremark, if Terremark enters into a definitive Company Acquisition Agreement providing for a Superior Proposal, subject to certain conditions set forth in the Merger Agreement, unless the Offer Closing shall have occurred or approval of the Merger by Terremark’s stockholders has been obtained;

h)	by Terremark, if there shall be any breach or inaccuracy in any of Parent’s or Purchaser’s representations or warranties set forth in the Merger Agreement or Parent or Purchaser has failed to perform any of its covenants under the Merger Agreement, which inaccuracy, breach or failure to perform would give rise to the failure of certain conditions set forth in the Merger Agreement, subject to certain cure rights of Parent and Purchaser and unless the Offer Closing shall have occurred or the Company Stockholder Approval shall have been obtained;

i)	by Parent (i) if a Company Adverse Recommendation Change shall have been made, or (A) following the public disclosure or announcement of a Takeover Proposal, the Terremark Board fails to reconfirm publicly the Company Recommendation within five (5) business days after receiving a written request to do so from Parent; or (B) a tender offer or exchange offer relating to the Shares is commenced and, not later than the tenth calendar day following such commencement, Terremark shall not have publicly announced its recommendation that holders of Shares reject such tender offer or exchange offer; unless the Offer Closing shall have occurred or if the Company Stockholder Approval shall have been obtained; or

j)	by Parent if there shall be any breach or inaccuracy in any of Terremark’s representations or warranties set forth in the Merger Agreement or Terremark has failed to perform any of its covenants or agreements set forth in the Merger Agreement, which inaccuracy, breach or failure to perform would give rise to the failure of certain conditions set forth in the Merger Agreement, subject to certain cure rights by Terremark, and unless the closing of the Offer shall have occurred.

Termination Fee and Expenses. The Merger Agreement contemplates that certain termination fees and reimbursement of expenses will be made to Parent by Terremark under certain circumstances, as follows:

a)	If (i) the Merger Agreement is terminated by Parent pursuant to paragraph (j) under “Termination” above or (ii)(A) a Takeover Proposal shall have been made known to Terremark and publicly disclosed or shall have been made directly to its stockholders and not withdrawn or any person shall have publicly announced an intention to make a Takeover Proposal and thereafter (B) the Merger Agreement is terminated by Terremark or Parent pursuant to paragraphs (c), (d) or (e) under “Termination” above, then Terremark shall reimburse Parent for all documented expenses not later than two (2) business days after delivery to Terremark of an itemization setting forth in reasonable detail all expenses of Parent and Purchaser;

b)	If (i) a Takeover Proposal shall have been made known to Terremark and publicly disclosed or shall have been made directly to its stockholders and not withdrawn or any person shall have publicly announced an intention to make a Takeover Proposal and thereafter, (ii) the Merger Agreement is terminated by Terremark or Parent pursuant to paragraphs (c), (d), (e) or by Parent pursuant to paragraph (j) under “Termination” above and (iii) Terremark enters into an acquisition agreement or consummates any Takeover Proposal within twelve (12) months after the date that the Merger Agreement is terminated, then Terremark shall pay to Parent $52,500,000 (the “Termination Fee”) promptly following the consummation of any transaction contemplated by a Takeover Proposal (and in any event not later than two (2) business days after delivery to Terremark of notice of demand for payment);

c)	If the Merger Agreement is terminated by Parent pursuant to paragraph (i) under “Termination” above, then Terremark shall pay to Parent the Termination Fee promptly following such termination (and in any event not later than two (2) business days after delivery to Terremark of notice of demand for payment); and

d)	If the Merger Agreement is terminated by Terremark pursuant to paragraph (g) under “Termination” above, then Terremark shall pay to Parent the Termination Fee simultaneously with (and as a condition of the effectiveness of) such termination; provided, however, that if the definitive Company Acquisition Agreement providing for a Superior Proposal is entered into and publicly announced, all of which occurs on or prior to February 26, 2011, then the Termination Fee due and payable to Parent pursuant to this paragraph shall be $37,500,000.

Amendment. At any time prior to the Effective Time, the Merger Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Stockholder Approval, by written agreement of the parties, by action taken by their respective Boards of Directors; provided that, after receipt of the Company Stockholder Approval, no amendment may be made which by law would require further approval by such stockholders.

Specific Performance. Under the Merger Agreement, the parties agree that irreparable damage would occur and the parties would not have any adequate remedy at law in the event that any provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. Therefore, the parties have agreed that the other parties will be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement.

Other Agreements

The Tender and Support Agreements. On January 27, 2011, Cyrte Investments GP I B.V. in its capacity as general partner of CF I Invest C.V., VMware Bermuda Limited and Sun Equity Assets Limited (each a “Principal Stockholder”) each entered into a Tender and Support Agreement with Parent and Purchaser (collectively, the “Support Agreements”). The following is a summary of the material provisions of the Support Agreements. The following description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Support Agreements, copies of which are filed as exhibits to the Schedule TO and are incorporated herein by reference. You are encouraged to read the full text of the Support Agreements.

Pursuant to the Support Agreements, each Principal Stockholder has agreed, among other things, (i) to tender and not withdraw all Shares they beneficially own (the “Stockholder Shares”) in the Offer as promptly as practicable and in any event within ten (10) business days of the commencement of the Offer and receipt of all documents or instruments delivered pursuant to the terms of the Offer, (ii) to vote such Stockholder Shares in favor of adopting the Merger Agreement, unless a Company Adverse Recommendation Change has been made in respect of a Superior Proposal, and (iii) to vote against (1) any action or agreement that such Principal Stockholder knows would result in a breach of any representation, warranty, covenant, agreement or other obligation of Terremark under the Merger Agreement if such action or agreement would result in the failure of certain conditions under the Merger Agreement, (2) any Takeover Proposal and (3) any agreement, amendment of Terremark’s charter documents or other action that is intended or would reasonably be expected to prevent, impede, interfere with or delay the consummation of the Offer or the Merger. All of the foregoing obligations of a Principal Stockholder would terminate if the Support Agreement for such Principal Stockholder is terminated as described below, including if the Merger Agreement is terminated.

Each Principal Stockholder also has agreed (i) to waive any appraisal or similar rights under Section 262 of the DGCL or other applicable law in connection with the Transactions and (ii) not to, from the date of such Principal Stockholder’s Support Agreement until any termination of such Principal Stockholder’s Support Agreement, directly or indirectly, (A) sell, transfer (including by operation of law), give, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, gift, pledge, encumbrance, assignment or other disposition of, any of such Principal Stockholder’s Stockholder Shares, (B) take any action that would make any representation or warranty of such Principal Stockholder set forth in such Principal Stockholder’s Support Agreement untrue or incorrect in any material respect or have the effect of preventing, disabling or delaying such Principal Stockholder from performing any of its obligations under such Principal Stockholder’s Support Agreement or (C) agree to take any of the actions referred to in the foregoing clauses (A) and (B).

Except with respect to certain provisions which survive termination of the Support Agreements, the Support Agreements terminate automatically on the first to occur of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the Effective Time or, if earlier, on the mutual written consent of Parent on the one hand and the applicable Principal Stockholder on the other hand. Each Principal Stockholder may terminate its respective Support Agreement immediately following (A) any decrease in consideration payable in the Offer or the Merger, (B) any change to the form of consideration payable in the Offer or the Merger to include a non-publicly-traded security, (C) the first anniversary of the date of its respective Support Agreement and (D) any reduction of the Minimum Condition to less than 50% of the Shares then outstanding on a fully-diluted basis.

Confidentiality Agreement. Parent and Terremark entered into a confidentiality agreement, dated December 15, 2010 (the “Confidentiality Agreement”), during the course of discussions between such parties regarding a potential acquisition of Terremark. The following is a summary of the material provisions of the Confidentiality Agreement. The following description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. You are encouraged to read the full text of the Confidentiality Agreement.

Under the Confidentiality Agreement, Parent agreed, subject to certain exceptions, to keep non-public information concerning Terremark confidential. Parent and Terremark also agreed that from December 15, 2010 until the earlier to occur of (a) 11:59 p.m. (New York time) on February 3, 2011 and (b) the execution of a definitive agreement between Terremark and Parent relating to the acquisition of Terremark by Parent, except for discussions with Parent regarding the potential acquisition, Terremark and its affiliates would not, and Terremark would cause its representatives not to, directly or indirectly, (w) solicit or knowingly encourage inquiries or proposals with respect to any offer or proposal to (i) sell, issue or otherwise transfer any equity securities (or securities convertible or exchangeable for equity securities) of Terremark or any of its subsidiaries (except in accordance with the terms of convertible securities outstanding on the date hereof and pursuant to employment arrangements entered into in the ordinary course from time to time), (ii) sell or otherwise transfer any material assets of Terremark or any of its subsidiaries or (iii) effect any recapitalization, refinancing, restructuring, merger, consolidation or other business combination involving the Company or any of its subsidiaries (any of the foregoing hereinafter referred to as an “Alternative Proposal”), (x) solicit or encourage the initiation of (including by way of furnishing information) any inquiries or proposals regarding any Alternative Proposal, or (y) have any discussions with or provide any non-public information or data to any third party that would encourage, facilitate or further any effort or attempt to make or implement an Alternative Proposal.

12.	Purpose of the Offer; Plans for Terremark.

Purpose of the Offer. The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and the entire equity interest in, Terremark. The Offer, as the first step in the acquisition of Terremark, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is completed, Purchaser intends to consummate the Merger as promptly as practicable.

If you sell your Shares in the Offer, you will cease to have any equity interest in Terremark or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Terremark or any right to participate in its earnings or future growth. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Terremark.

Short-form Merger. The DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if, as a result of the Offer, the Top-Up Option or otherwise, Purchaser directly or indirectly owns at least 90% of the Shares, and all conditions to Parent’s obligations to complete the Merger are satisfied, Parent and Purchaser will effect the Merger without prior notice to, or any action by, any other stockholder of Terremark. Even if Parent and Purchaser do not own 90% of the outstanding Shares following consummation of the Offer, Parent and Purchaser could seek to purchase additional Shares in the open market, from Terremark or otherwise in order to reach the 90% threshold and effect a short-form merger. The consideration per Share paid for any Shares so acquired, other than Shares acquired pursuant to the Top-Up Option, may be greater or less than that paid in the Offer.

Plans for Terremark. Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of Terremark will be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of Terremark during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions with respect to Terremark as it deems appropriate under the circumstances then existing. Thereafter, from time to time, Parent may make changes to Terremark’s business, operations, capitalization or management with a view to combining the existing and future service offerings of Terremark and Parent and optimizing development of Terremark’s potential in conjunction with Parent’s other business.

If we purchase Shares pursuant to the Offer, Parent intends to promptly upon the acceptance for payment of, and payment by Purchaser for, any Shares pursuant to the Offer to designate for appointment or election to the Terremark Board the number of directors, rounded up to the next whole number, that equals the product of (i) the total number of directors on the Terremark Board (giving effect to the election of directors designated and elected pursuant to this paragraph) and (ii) the percentage that the number of Shares beneficially owned by Parent and its subsidiaries (including Shares purchased pursuant to the Offer) bears to the total number of Shares then outstanding, and Terremark is obligated to cause Parent’s designees to be elected or appointed to the Terremark Board, including, if necessary, by increasing the total number of Terremark directorships, and seeking and accepting resignations of incumbent directors. At such time, Terremark is also obligated to cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on (A) each committee of the Terremark Board and (B) each board of directors of each subsidiary of Terremark (and each committee thereof) that represents the same percentage as such individuals represent on the Terremark Board. The Merger Agreement also provides that following the Offer Closing at all times until the Effective Time, the Terremark Board may have not less than three (3) independent directors.

Following the election or appointment of Parent’s designees to the Terremark Board and until the Effective Time, the approval of a majority of the independent directors will be required for approval of any amendment to the certificate of incorporation or bylaws of Terremark and certain actions relating to the Merger and the Merger Agreement.

Except as set forth in this Offer to Purchase, Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Terremark or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Terremark or any of its subsidiaries, (iii) any material change in Terremark’s capitalization or dividend policy or (iv) any other material change in Terremark’s corporate structure or business.

Indebtedness. Terremark, at Parent’s request, intends to solicit the consents of holders of the Convertible Notes to certain amendments to the Indenture for the Convertible Notes (the “Consent Solicitation”) in exchange for a consent fee, which will be paid by Parent at the direction of Terremark. Any amendments to the Convertible

Notes indenture approved as a result of the Consent Solicitation will not become operative until the direct or indirect acquisition by Parent of a majority of the Shares then outstanding determined on a fully-diluted basis (whether as a result of the consummation of the Offer or the Merger or both). Following the consummation of the Offer, Parent may take certain actions with respect to Terremark’s debt, including guaranteeing or refinancing such debt. Furthermore, under the Merger Agreement, Purchaser may elect to pay for all or a portion of the aggregate purchase price payable for the Shares issued in connection with the Top-Up Option in cash and in connection therewith, Terremark will apply such cash proceeds (without the deduction of any other fee or expense) toward an optional redemption of the 12% Notes in the manner directed by Parent. In addition to the Top-Up Option, the Merger Agreement provides that, at Parent’s request and to the extent authorized and unissued Shares are available for issuance, after consummation of the Offer Terremark shall issue equity securities to Parent or its subsidiaries on such terms and conditions as may reasonably be agreed (which may include the issuance of Shares at a price per Share equal to the Offer Price) and Terremark shall apply such cash proceeds (without the deduction of any other fee or expense) toward an optional redemption of the 12% Notes as instructed by Parent. Neither the successful completion of the Consent Solicitation nor any transaction related to the Notes is a condition to Parent’s and Purchaser’s obligations to complete the Offer and the Merger.

13.	Certain Effects of the Offer.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on Nasdaq if, among other things, Terremark does not meet the requirements for the number of publicly held Shares, the aggregate market value of the publicly held Shares or the number of market makers for the Shares. Purchaser will seek to cause the listing on Nasdaq to be discontinued as soon after the consummation of the Offer as the requirements for termination of the listing are met.

If Nasdaq were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations of the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act, and other factors.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit based on the use of the Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Terremark to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Terremark to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to

Terremark, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Terremark and persons holding “restricted securities” of Terremark to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq. We intend and will cause Terremark to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Terremark will not, and will not permit its subsidiaries to, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of the capital stock of Terremark or any subsidiary of Terremark or otherwise make any payments to its stockholders in their capacity as such (other than dividends by a direct or indirect wholly-owned subsidiary of Terremark to its parent).

15.	Certain Conditions of the Offer.

For the purposes of this Section 15, capitalized terms used but not defined herein will have the meanings set forth in the Merger Agreement. Notwithstanding any other provision of the Offer, Purchaser will not be required to accept for payment or, subject to the applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any Shares tendered pursuant to the Offer, unless (i) the Minimum Condition shall have been satisfied; (ii) the HSR Condition shall have been satisfied; and (iii) at the then scheduled Expiration Date of the Offer, none of the following conditions shall exist:

(a) there shall be in effect any Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority that (i) restrains, enjoins, prevents, prohibits or makes illegal the acceptance for payment, payment for or purchase of some or all of the Shares by Purchaser or Parent pursuant to the Offer, or the consummation of the Transactions, (ii) imposes limitations on the ability of Purchaser, Parent or any of their Affiliates effectively to exercise full rights of ownership of the Shares, including the right to vote the Shares purchased by them on all matters properly presented to the Company’s stockholders on an equal basis with all other stockholders (including the adoption of the Merger Agreement), (iii) restrains, enjoins, prevents, prohibits or makes illegal, or imposes material limitations on, Parent’s, Purchaser’s or any of their Affiliates’ ownership or operation of all or any material portion of the businesses and assets of the Company and its Subsidiaries, taken as a whole, or, as a result of consummating the Offer or the Merger, of Parent and its Affiliates, taken as a whole, (iv) compels Parent, Purchaser or any of their Affiliates to dispose of any Shares or, as a result of the Transactions, compels Parent, Purchaser or any of their Affiliates to dispose of or hold separate any material portion of the businesses or assets of the Company and its Subsidiaries, taken as a whole, or of Parent and its Affiliates, taken as a whole, or (v) imposes material damages on Parent, the Company or any of their respective Subsidiaries as a result of the Transactions;

(b) there shall be any Law enacted, issued, promulgated, amended or enforced by any Governmental Authority applicable to (i) Parent, the Company or any of their respective Affiliates or (ii) the Transactions (other than the routine application of the waiting period provisions of the HSR Act) that results or is reasonably likely to result, directly or indirectly, in any of the consequences referred to in paragraph (a) above;

(c)(i) there shall have occurred since the date of the Merger Agreement any events or changes that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect or (ii)(A) the representations and warranties of the Company contained in Section 3.3(a) of the Merger Agreement (Authority), Section 3.3(d) of the Merger Agreement (Required Vote), Section 3.6(a) of the Merger Agreement (Absence of Certain Changes or Events), Section 3.23 of the Merger Agreement (Indebtedness), Section 3.24 of the Merger Agreement (Opinion of Financial Advisor), Section 3.25 of the Merger Agreement (Brokers and Other Advisors) and Section 3.26 of the Merger Agreement (Anti-Takeover Provisions) shall not be true and correct in all respects, in each case both when made and at and as of the Expiration Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), (B) the representations and warranties of the Company contained in Section 3.2 of the Merger Agreement (Capitalization) shall not be true and correct in all respects, other than immaterial deviations, both when made and at and as of the Expiration Date, as if made at and as of such time and (C) all other representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct both when made and at and as of the Expiration Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(d) the Company shall not have performed or complied in all material respects with its obligations, agreements or covenants required to be performed or complied with under the Merger Agreement at or prior to the Expiration Date;

(e) a Company Adverse Recommendation Change shall have occurred; or

(f) the Merger Agreement shall have been terminated in accordance with its terms or the Offer shall have been terminated in accordance with the terms of the Merger Agreement.

The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by either of them regardless of the circumstances giving rise to such conditions or may, subject to applicable Law, be waived by Parent or Purchaser, in whole or in part at any time and from time to time in the sole discretion of Parent or Purchaser (except for conditions which may only be waived with Terremark’s consent pursuant to the Merger Agreement). At the request of Parent, Terremark shall deliver to Parent a certificate signed by the Chief Executive Officer and Chief Financial Officer of Terremark, dated as of the date of the scheduled expiration date of the Offer, to the effect that none of the conditions set forth in clauses (c) and (d) above have occurred and are continuing as of the Expiration Date.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, Terremark represented to us in the Merger Agreement that there is no governmental license or regulatory permit material to Terremark’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under the paragraph relating to state takeover laws below, such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Terremark’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 – “Certain Conditions of the Offer.”

Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period following the filing by Parent as the parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Parent expects to file Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger by February 25, 2011 (or at such other time as may be agreed upon by Parent and Terremark). Accordingly, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or about March 14, 2011, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the fifteen (15) calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended until ten (10) calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the ten (10) calendar day waiting period, the waiting period could be extended only by court order or with Parent’s consent. In practice, complying with a Second Request can take a significant period of time. Although Terremark is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Terremark’s failure to make those filings nor a request for additional documents and information issued to Terremark from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one (1) year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will scrutinize the legality under the antitrust laws of Purchaser’s proposed acquisition of Terremark. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Purchaser, Terremark, or any of their respective subsidiaries or affiliates or requiring other conduct relief. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 15 – “Certain Conditions of the Offer.”

Foreign Laws. Parent and the Company do not believe that any antitrust filing or approval outside of the United States is necessary in connection with the completion of the Offer or the Merger. If any foreign competition laws are applicable or any foreign governmental entity takes an action before the completion of the Offer, Purchaser may not be obligated to accept for payment or pay for any Shares tendered. See Section 15 – “Certain Conditions of the Offer.”

State Takeover Laws. Terremark is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three (3) years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Terremark Board approved the Merger Agreement and, therefore, Section 203 of the DGCL is inapplicable to the Merger Agreement and the transactions contemplated therein.

A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four (4) Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

Terremark, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 – “Certain Conditions of the Offer.”

Legal Proceedings. Five putative class action lawsuits have been filed in connection with the Offer and the Merger: (i) Schaefer v. Terremark Worldwide, Inc., et al. (Case No. 11-03279-CA-32), filed on January 31, 2011, in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida; (ii) Stackewicz v. Terremark Worldwide, Inc., et al. (Case No. 11-03106-CA-40), filed on January 28, 2011, in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida; (iii) Jiannaras v. Terremark Worldwide, Inc., et al. (Case No. 11-03471-CA-40), filed on February 2, 2011, in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida; (iv) Hogan v. Terremark Worldwide, Inc., et al. (Case No. 11-cv-20369), filed on February 2, 2011 in the United States District Court, Southern District of Florida, Miami Division; and (v) Minneapolis Firefighters’ Relief Association v. Guillermo Amore, et al. (Case No. 6175-VCN), filed on February 7, 2011 in the Court of Chancery of the State of Delaware.

All of the complaints except for the Minneapolis Firefighters’ Relief Association complaint name Terremark, the members of the Terremark Board, Parent and Purchaser as defendants. The Minneapolis Firefighters’ Relief Association suit names the members of the Terremark Board, Parent and Purchaser, but not Terremark, as defendants. All five lawsuits are brought by purported holders of Terremark’s common stock, both individually and on behalf of a putative class of Terremark’s stockholders, alleging that members of the Terremark Board breached their fiduciary duties in connection with the Offer and the Merger by purportedly failing to maximize stockholder value, and that Terremark (as applicable), Parent, and Purchaser aided and abetted the alleged breaches. All five lawsuits seek equitable relief, including, among other things, to enjoin consummation of the Offer and the Merger and an award of all costs, including reasonable attorneys’ fees. The Schaefer, Stackewicz, Jiannaras and Hogan complaints also seek rescission of the Merger Agreement, and the Hogan and Minneapolis Firefighters’ Relief Association complaints additionally seek compensatory and/or recissory damages. Parent and Purchaser believe that these lawsuits are without merit and intend to vigorously defend against them.

17.	Appraisal Rights.

Stockholders do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, each holder of Shares (that did not tender such Shares in the Offer) at the Effective Time, who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262, will be entitled to receive a judicial determination of the fair value of such holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger or similar business combination) (“Appraisal Shares”), and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for Appraisal Shares held by such holder. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Appraisal Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Appraisal Shares is less than the price paid for Shares in the Offer.

Parent, Purchaser and Terremark have agreed that any impact on the value of the Shares as a result of any prospective exercise by Purchaser of the Top-Up Option will not be taken into account in any determination of the fair value of any Shares in respect of which any holders thereof properly demand appraisal in accordance with Section 262 of the DGCL.

If any holder of Shares who demands appraisal under Section 262 fails to perfect, or effectively withdraws or loses his, her or its rights to appraisal as provided under the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to Terremark a written withdrawal of the demand for appraisal and acceptance of the Merger. Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of such rights.

At the Effective Time, all Appraisal Shares will no longer be outstanding and will automatically be canceled and will cease to exist, and each holder of Appraisal Shares will cease to have any rights with respect thereto, except the rights provided under Section 262. Notwithstanding the foregoing, if any such holder fails to perfect or otherwise waives, withdraws or loses the right to appraisal under Section 262, or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262, then such Appraisal Shares will be deemed to have been converted at the Effective Time into, and to have become, the right to receive the Merger Consideration.

The foregoing summary of the rights of stockholders seeking appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses the right to appraisal, such stockholder will be entitled to receive only the Merger Consideration.

You cannot exercise appraisal rights at this time. The information set forth above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you are entitled to appraisal rights in connection with the Merger, you will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith, including the text of the relevant provisions of Delaware law, before you have to take any action relating thereto.

If you sell your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, rather, will receive the Offer Price therefor.

18.	Fees and Expenses.

Purchaser has retained Georgeson Inc. to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, Parent, the Depositary or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Terremark will file with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Terremark

Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 – “Certain Information Concerning Terremark” above.

Verizon Holdings Inc.

February 10, 2011

SCHEDULE I

INFORMATION RELATING TO PURCHASER, PARENT AND CERTAIN RELATED PERSONS

1.	PURCHASER

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five (5) years of each of the directors and executive officers of Purchaser are set forth below. The business address and phone number of each such director and executive officer is 140 West Street, New York, New York, 10007, (212) 395-1000. All directors and executive officers listed below are citizens of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Lowell C. McAdam Director and Chief Executive Officer	Mr. McAdam is President and Chief Operating Officer of Parent, with responsibility for the operations of the company’s network-based businesses – Verizon Wireless and Verizon Telecom and Business – as well as Verizon Services Operations. He is also responsible for the technology management and CIO functions. Before becoming President and COO in October 2010, Mr. McAdam held key executive positions at Verizon Wireless since its inception in 2000. He was President and CEO of Verizon Wireless from 2006 until being named to his current position, and before that served as the company’s Executive Vice President and Chief Operating Officer.

Francis J. Shammo Director and Chief Financial Officer	Mr. Shammo is Executive Vice President and Chief Financial Officer for Parent, responsible for the company’s finance and strategic planning operations. Before being appointed to his position, effective November 1, 2010, he was President of Verizon Telecom and Business, responsible for sales, marketing and customer service excellence for the company’s consumer, small-business, enterprise and wholesale customers worldwide. Previously, Mr. Shammo was President of Verizon Business and prior to that appointment, he served as Senior Vice President and Chief Financial Officer for Verizon Business. Mr. Shammo has also served as President - West Area for Verizon Wireless, responsible for the company’s operations in the thirteen (13) states west of Colorado. He was Vice President and Controller at the time of Verizon Wireless’ launch, and was responsible for formulating and implementing its financial processes, as well as leading Sarbanes-Oxley compliance and reporting requirements.

John W. Diercksen Director and Executive Vice President – Strategy, Development and Planning	Mr. Diercksen is Executive Vice President– Strategy, Development and Planning for Parent, a position he has held since June 2003. He is responsible for responsible for corporate strategy, mergers,

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
acquisitions and divestitures, business development, venture investments, strategic alliances, joint ventures and strategic planning company-wide.

Randal S. Milch General Counsel	Mr. Milch is Executive Vice President and General Counsel of Parent. He leads the company’s legal, regulatory and security groups. From 2006 until being named to his current position in October 2008, Mr. Milch served as the Senior Vice President and General Counsel of Verizon Business, responsible for all legal services and external affairs support for the company’s global enterprise carrier. Before that, Mr. Milch served as the Senior Vice President and General Counsel of Verizon’s domestic telecom business. He was appointed to the latter position in 2000, upon the merger of Bell Atlantic and GTE.

2.	PARENT

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five (5) years of each of the directors and executive officers of Parent are set forth below. The business address and phone number of each such director and executive officer is 140 West Street, New York, New York, 10007, (212) 395-1000. All directors and executive officers listed below are citizens of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY
Richard L. Carrión Director

Mr. Carrión, 58, has served for over 16 years as Chairman, President and Chief Executive Officer of both Popular, Inc., a diversified bank holding company, and Banco Popular de Puerto Rico, Popular’s principal bank subsidiary. Popular, Inc. is the largest financial institution based in Puerto Rico, with consolidated assets of $39.4 billion and total deposits of $12.6 billion as of November 2010 and 8,277 employees as of December 31, 2010. In addition to his experience guiding these companies, Mr. Carrión has been a class A director of the Federal Reserve Bank of New York since January 2008. In that role, he contributes to the formulation of monetary policy, oversight of the bank’s operational risk management and the review and appointment of senior management of the bank.

Mr. Carrión has served as a director of Parent since 1997 and was a director of NYNEX Corporation from 1995 – 1997. He is a member of the Corporate Governance and Policy Committee and Human Resources Committee of Parent. In the past five years, Mr. Carrión has also served as a director of Telecomunicaciones de Puerto Rico, Inc. and Wyeth.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY
M. Frances Keeth Director

Ms. Keeth, 64, was Executive Vice President, Chemicals of Royal Dutch Shell plc, an energy company, from 2005 to 2006. In this role Ms. Keeth was accountable for Shell’s global chemicals businesses, which produced $36.3 billion in third party revenue in 2006 and operated in 35 countries. During her 37 – year career, Ms. Keeth held multiple positions of increasing responsibility at Shell in the finance and tax departments, including serving as Executive Vice President, Finance and Business Systems, Executive Vice President, Customer Fulfillment and Product Business Units and President and Chief Executive Officer of Shell Chemical LP, a U.S. operating company.

Ms. Keeth has served as a director of Parent since 2006 and is a member of its Audit Committee and Human Resources Committee. She is also a director of Arrow Electronics, Inc. (since 2004) and Peabody Energy Corporation (since 2009).

Robert W. Lane Director

Mr. Lane, 61, served as Chairman and Chief Executive Officer of Deere & Company from 2000 to 2009. Deere & Company is an equipment manufacturer with 2010 revenues of $22.1 billion and approximately 52,000 employees.

Mr. Lane has served as director of Parent since 2004 and is a member of its Audit Committee and Human Resources Committee. He is also a director of General Electric Company (since 2005) and Northern Trust Corporation (since 2009) and a member of the supervisory board of BMW AG (since 2009). In the past five years, Mr. Lane has served on the board of Deere & Company as its Chairman.

Sandra O. Moose Director

Dr. Moose, 68, is President of Strategic Advisory Services LLC, a consulting firm. She was Senior Vice President and Director of The Boston Consulting Group, Inc. (BCG) until 2004. At BCG, Dr. Moose provided strategic planning, operational effectiveness and related consulting services to global clients in a variety of industries, including consumer and industrial goods, financial services and telecommunications, over a 35 – year career.

Dr. Moose has served as a director of Parent since 2000 and was a director of GTE Corporation from 1978 to 2000. She is Presiding Director, Chairperson of the Corporate Governance and Policy Committee

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY
of Parent and a member of its Audit Committee. Dr. Moose is also Chairperson of the Board of Trustees of Natixis Advisor Funds (where she has served as a trustee of the funds and their predecessors since 1982) and Loomis Sayles Funds (where she has served as a trustee since 2003) and a director of The AES Corporation (since 2004). In the past five years, Dr. Moose has served on the board of Rohm and Haas Company as its lead director.

Joseph Neubauer Director

Mr. Neubauer, 69, is Chairman and Chief Executive Officer of ARAMARK Holdings Corporation, a professional services company, and has served in those roles with ARAMARK and its predecessors for 25 years. ARAMARK’s approximately 254,000 employees provide food, hospitality, facility and uniform services in 22 countries and generated $12.6 billion in revenue during its 2010 fiscal year.

Mr. Neubauer has served as a director of Parent since 1995 and is Chairperson of its Human Resources Committee. He is also a director of Macy’s, Inc. (since 1992). In the past five years, Mr. Neubauer has served as a director of Wachovia Corporation, the chairman of ARAMARK Corporation, and a director of CIGNA Corporation.

Donald T. Nicolaisen Director

Mr. Nicolaisen, 66, was Chief Accountant of the U.S. Securities and Exchange Commission from 2003 to 2005. In that role, Mr. Nicolaisen was responsible for establishing and enforcing accounting and auditing policy applicable to all U.S. reporting companies and for improving the professional performance of public company auditors.

Mr. Nicolaisen has served as a director of Parent since 2005 and is Chairperson of the Audit Committee of Parent and a member of its Corporate Governance and Policy Committee. He is also a director of MGIC Investment Corporation (since 2006), Morgan Stanley (since 2006) and Zurich Financial Services (since 2006).

Thomas H. O’Brien Director	Mr. O’Brien, 74, was Chairman and Chief Executive Officer of The PNC Financial Services Group, Inc. He served as Chief Executive Officer from 1985 until 2000 and Chairman from 1988 until 2001. During Mr. O’Brien’s tenure, PNC was one of the largest diversified financial services companies in the United States, with 2000 revenues of $5.1 billion and $69.8 billion in assets and $47.7 billion in deposits as of

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

December 31, 2000. Mr. O’Brien was also Chairman of PNC Bank, N.A., a national banking institution, from 1993 to 2001.

Mr. O’Brien has served as a director of Parent since 1987 and is a member of its Audit Committee. Mr. O’Brien is also a director of Black Rock Inc. (since 1999). In the past five years, Mr. O’Brien has also served as a director of The PNC Financial Services Group and a director of Hilb, Rogal and Hobbs Company.

Clarence Otis, Jr. Director

Mr. Otis, 54, has been Chairman of Darden Restaurants, Inc., a restaurant holding company, since 2005 and Chief Executive Officer since 2004. Darden Restaurants is the largest company-owned and operated full-service restaurant company in the world. In addition, Mr. Otis has served as a class B director of the Federal Reserve Bank of Atlanta since January 2010.

Mr. Otis has served as a director of Parent since 2006 and is a member of the Audit Committee and the Human Resources Committee of Parent. He has been a director of Darden Restaurants since 2004 and Chairman since 2005. He is also a director of VF Corporation (since 2004). In the past five years, Mr. Otis has served as a director of St. Paul Travelers Companies, Inc.

Hugh B. Price Director

Mr. Price, 69, is a Visiting Professor and Lecturer at the Woodrow Wilson School of Public and International Affairs at Princeton University and Non-Resident Senior Fellow at The Brookings Institution, an independent research and policy institute. Mr. Price was a Non-Resident Senior Fellow of the Economic Studies Program at The Brookings Institution from 2006 to 2008. He accepted his current position at Princeton University in 2008.

Mr. Price has served as a director of Parent since 1997 and was a Director of NYNEX Corporation from 1995 to 1997. He is a member of the Corporate Governance and Policy Committee of Parent. Mr. Price is also a director of MetLife, Inc. (since 1999) and Metropolitan Life Insurance Company (since 1994).

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY
Ivan G. Seidenberg Chairman and Chief Executive Officer

Mr. Seidenberg, 64, is Chairman and Chief Executive Officer of Parent. Mr. Seidenberg has led Parent since its inception, first as co-Chief Executive Officer in 2000, then as sole Chief Executive Officer since 2002 and as Chairman since 2004. Mr. Seidenberg began his career over 40 years ago with a predecessor of Parent, holding positions of increasing responsibility, including serving as Chairman and Chief Executive Officer of NYNEX Corporation, then Bell Atlantic Corporation, both predecessors of Parent. Mr. Seidenberg was instrumental in forming Parent through a number of mergers and acquisitions, including Bell Atlantic and NYNEX (1997), GTE Corporation (2000) and MCI, Inc. (2006). He also helped create what is now Verizon Wireless in 1999 by bringing together the assets of Bell Atlantic Mobile, GTE Wireless and the U.S. properties of Vodafone AirTouch.

Mr. Seidenberg has served as a director of Parent since 1997 and was a director of NYNEX Corporation from 1991 to 1997. Mr. Seidenberg is also a director of BlackRock, Inc. (since January 2011). In the past five years, he has also served as a director of Honeywell International Inc. and Wyeth.

Rodney E. Slater Director

Mr. Slater, 55, was the U.S. Secretary of Transportation from February 1997 to January 2001. He has been a Partner with Patton Boggs LLP, a law firm, since 2001, focusing his practice in the areas of transportation and infrastructure and public policy.

Mr. Slater has served as a director of Parent since 2010 and is a member of its Corporate Governance and Policy Committee. He is also a director of Delta Air Lines, Inc. (since 2008), Kansas City Southern (since 2001) and Transurban Group (since 2009). In the past five years, Mr. Slater has served as a director of ICx Technologies, Inc. and Northwest Airlines Corporation.

John W. Snow Director	Dr. Snow, 71, is President of JWS Associates, LLC, a consulting firm. He was the U.S. Secretary of the Treasury from February 2003 to June 2006. In that position, Dr. Snow was responsible for managing the finances of the U.S. Government, promoting economic growth and ensuring the safety and soundness of the U.S. and international financial systems. He currently serves as the non-executive Chairman of Cerberus Capital Management, L.P., a private investment fund.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

Dr. Snow has served as a director of Parent since 2007 and from 2000 to 2003 and was a director of GTE Corporation from 1998 to 2000. He is a member of the Corporate Governance and Policy Committee and the Human Resources Committee of Parent. Dr. Snow is also a director of Marathon Oil Corporation (since 2006), AMERIGROUP Corporation (since August 2010) and International Consolidated Airlines Group, S.A. (since September 2010).

John R. Stafford Director

Mr. Stafford, 73, was Chairman of the Board and Chief Executive Officer of Wyeth. Mr. Stafford joined Wyeth (formerly American Home Products Corporation) in 1970 as General Counsel. During his 31-year career, Mr. Stafford held positions of increasing responsibility at the company, including serving as Executive Vice President. He became President of Wyeth in 1981 and served as its Chief Executive Officer from 1986 until 2001 and as Chairman from 1986 until 2002. During Mr. Stafford’s tenure at the company, Wyeth grew to become one of the largest pharmaceutical companies in the world, with significant pharmaceutical and consumer health care businesses. Wyeth generated $14.1 billion in net revenue in 2001 and had approximately 52,000 employees worldwide.

Mr. Stafford has served as a director of Parent since 1997 and is a member of its Human Resources Committee. In the past five years, Mr. Stafford has also served as a director of Honeywell International Inc.

Lowell C. McAdam President and Chief Operating Officer	See above.

Robert J. Barish Senior Vice President and Controller	Mr. Barish is responsible for corporate wide accounting, financial planning and analysis, business planning, compliance and SEC financial reporting. His responsibilities also include the review and analysis of various corporate acquisition and divestiture projects. Mr. Barish also serves as Principal Accounting Officer for Parent. From 2006 through 2008, Mr. Barish was the Chief Financial Officer of Verizon Telecom. He was responsible for Verizon Telecom’s controller, financial analysis and business planning functions. He was also responsible for revenue planning, revenue assurance and business strategy and development.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY
Francis J. Shammo Executive Vice President and Chief Financial Officer	See above.

John W. Diercksen Executive Vice President – Strategy, Development and Planning	See above.

Randal S. Milch Executive Vice President and General Counsel	See above.

Roger Gurnani Executive Vice President and Chief Information Officer	Mr. Gurnani is responsible for the information technology strategy, systems development and operations for Parent. Before being named to his current position in October 2010, Mr. Gurnani was Senior Vice President of new product development for Verizon Wireless and was responsible for the innovation, development and commercialization of consumer and business products. From 2005 to 2008, Mr. Gurnani served as the President of the West area for Verizon Wireless, responsible for the company’s operations throughout the western United States.

Daniel S. Mead Executive Vice President and President and Chief Executive Officer – Verizon Wireless Joint Venture

Before assuming his current position in 2010,

Mr. Mead served as Executive Vice President and Chief Operating Officer of Verizon Wireless, responsible for nationwide operations and performance for all customer segments. Previously, Mr. Mead was President of Verizon Telecom. In 2005, Mr. Mead was named President of Verizon Services Corp. responsible for managing finance operations, real estate and supply chain services for all Verizon companies. In addition to serving as a member on the Verizon Wireless Board of Representatives, Mr. Mead is a member of the board of directors and an officer of CTIA, the wireless industry trade association. Also, Mr. Mead is on the board of directors of ISIS, an emerging mobile commerce company.

Anthony J. Melone Executive Vice President and Chief Technology Officer

Mr. Melone is responsible for Parent’s technology roadmap, including overall platforms integrity and architecture, and product innovation. Before being named to his current position in December 2010,

Mr. Melone was Senior Vice President and Chief Technical Officer for Verizon Wireless. Previously, he served as Vice President of Network Operations for Verizon Wireless, with responsibility for the company’s nationwide network operations, including overall quality assurance, implementation of new products and services, and regulatory compliance.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY
Marc C. Reed Executive Vice President – Human Resources	Mr. Reed was appointed to his current position in April 2004 and is responsible for establishing overall
Verizon policy and strategy related to compensation, benefits, labor policy, executive staffing, diversity, safety/environment and ethics. He is a member of the Verizon Operations Council and Verizon Corporate Council, as well as a member of the Verizon Wireless board of directors.

Virginia P. Ruesterholz Executive Vice President and President – Verizon Services Operations	Prior to her current assignment as Executive Vice President of Verizon Services Operations, a global, shared-services business group that operates Verizon’s wireline network as well as the finance operations, real estate and supply chain services that support all Verizon companies, Ms. Ruesterholz served as President of Verizon Telecom, where she was responsible for sales, customer services, operations and information technology for the consumer, general business and domestic wholesale markets. Previously, Ms. Ruesterholz was President of Verizon Partner Solutions, responsible for Verizon’s wholesale business, including marketing, sales, provisioning and maintenance.

Thomas J. Tauke Executive Vice President – Public Affairs, Policy and Communications	Mr. Tauke was appointed to his current position in May 2004 and is responsible for overseeing media relations, employee communications, reputation management, philanthropy, corporate responsibility and external relations for Parent. As Parent’s senior policy executive, he is responsible for the development of Parent’s public policy positions and advocacy at the local, state, federal, and international levels. He serves as a member of Verizon’s Leadership Council. Mr. Tauke is a past chairman of the U.S. Telecom Association, where he is currently on the board of directors. He is chair of the board of directors of the Business Industry Political Action Committee, serves as chair of the Executive Committee of the board of directors of Jobs for America’s Graduates, sits on the board of directors of the U.S. Chamber of Commerce, where he chairs its Telecommunications and e-Commerce Committee, and is chairman of the Board of Regents of Loras College in Dubuque, Iowa. He also chairs the board of directors of Home Technology Systems, Inc., in Dubuque.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	By Facsimile Transmission:	If delivering by overnight mail or courier:

Computershare Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011	(Eligible Institutions Only) (617) 360-6810 Confirm Facsimile Receipt by Telephone: (781) 575-2332	Computershare Corporate Actions Voluntary Offer 250 Royall Street, Suite V Canton, MA 02021

Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

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